WaMu Mortgage Pass-Through Certificates
Series 2007-OA6 Marketing Materials

One-Year MTA and COFI Indexed Option ARMS

$ [1,441,865,100]
(Approximate, Subject to
+/- 10% Variance)

WaMu Asset Acceptance Corp.
Depositor

Washington Mutual Bank
Sponsor and Servicer

WaMu Capital Corp.

A Washington Mutual, Inc. Company

**Important Notice About Information Presented in this
Preliminary Term Sheet**

The securities described in this preliminary term sheet may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should carefully consider the risks of these securities.

We do not intend that there be any sale of the securities discussed in this preliminary term sheet in any state in which such offer or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

We will provide information to you about the offered certificates in two separate documents that progressively provide more detail: (a) a prospectus, which provides general information, some of which may not apply to your series of certificates, and (b) the WaMu Mortgage Pass–Through Certificates, Series OA free writing prospectus, along with this preliminary term sheet, describes more specifically the terms of your series of certificates. This preliminary term sheet does not contain all of the information that is required to be included in the prospectus and the prospectus supplement that will be prepared for your series of certificates. The information in this preliminary term sheet is subject to completion or change. The information in this preliminary term sheet supersedes information contained in any prior term sheet relating to these securities prior to the time of your commitment to purchase. To understand the terms of the offered certificates, read carefully this entire preliminary term sheet and the prospectus and the WaMu Mortgage Pass–Through Certificates, Series OA free writing prospectus we will provide you. You may obtain a copy of the prospectus and the WaMu Mortgage Pass–Through Certificates, Series OA free writing prospectus by contacting WaMu Capital Corp. at 1-800-667-9569.

THE DATA DESCRIBING THE MORTGAGE POOL IN THIS PRELIMINARY TERM SHEET REFLECTS THE PRELIMINARY CHARACTERISTICS OF THE MORTGAGE POOL AS OF THE CUT-OFF DATE, WHICH IS JUNE 1, 2007. THE PROSPECTUS SUPPLEMENT THAT WILL BE PREPARED FOR THIS TRANSACTION WILL REFLECT THE FINAL MORTGAGE POOL DATA AS OF THE CUT-OFF DATE. ONCE AVAILABLE, A FINAL PROSPECTUS AND PROSPECTUS SUPPLEMENT MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING WAMU CAPITAL CORP. AT 1-800-667-9569.

This preliminary term sheet is being delivered to you solely to provide you with information about the offering of the mortgage-backed securities referred to in this preliminary term sheet. The mortgage-backed securities referred to in this preliminary term sheet are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this preliminary term sheet. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

Preliminary Term Sheet **Date Prepared: June [8], 2007**

WaMu Mortgage Pass-Through Certificates, Series 2007-OA6

$ [1,441,865,100] (Approximate, Subject to +/- 10% Variance)

Publicly Offered Certificates

Adjustable Rate Residential Mortgage Loans

Class (1)	Principal/Notional Amount (Approx.) (1)	WAL (Yrs) To Call/Mat (2)	Pmt Window (Mths) To Call/Mat (2)	Interest Rate Type	Tranche Type	Expected Ratings S&P / Moody's
1A	$ 644,856,000	3.14/3.41	1-101/1-480	Variable (3)	Senior	AAA/Aaa
1A-1B	$ 214,953,000	3.14/3.41	1-101/1-480	Variable (3)	Senior Mezz	AAA/Aaa
2A	$ 174,921,000	3.12/3.39	1-101/1-480	Variable (4)	Senior	AAA/Aaa
CA-1B	$ 129,343,000	3.14/3.41	1-101/1-480	Variable (5)	Senior Mezz	AAA/Aaa
CA-1C	$ 129,343,000	3.14/3.41	1-101/1-480	Variable (6)	Senior Mezz	AAA/Aaa
R	$ 100			[ ]%	Senior/Residual	AAA/Aaa
1X-PPP	$ 1,221,321,859			Variable (7)	Senior IO/PO/ Prepayment Penalty	N/R/Aaa
2X-PPP	$ 248,469,454			Variable (7)	Senior IO/PO/ Prepayment Penalty	N/R/Aaa
B-1	$ 40,419,000	5.72/6.38	1-101/1-480	Variable (8)	Subordinate	AA+/Aa1
B-2	$ 29,396,000	5.72/6.38	1-101/1-480	Variable (8)	Subordinate	AA/Aa1
B-3	$ 11,023,000	5.72/6.38	1-101/1-480	Variable (8)	Subordinate	AA-/Aa1
B-4	$ 11,024,000	5.72/6.38	1-101/1-480	Variable (8)	Subordinate	A+/Aa1
B-5	$ 14,698,000	5.72/6.38	1-101/1-480	Variable (8)	Subordinate	A-/Aa2
B-6	$ 24,986,000	5.72/6.38	1-101/1-480	Variable (8)	Subordinate	N/R/ A2
B-7	$ 8,084,000	5.72/6.38	1-101/1-480	Variable (8)	Subordinate	N/R/Baa1
B-8	$ 8,819,000	5.72/6.38	1-101/1-480	Variable (8)	Subordinate	N/R/Baa3
B-9	$ 6,614,000	Privately Offered Certificates			Subordinate	N/R/Ba2
B-10	$ 5,144,000				Subordinate	N/R/B2
B-11	$ 16,168,214				Subordinate	NR / NR
Total:	$ 1,469,791,314					

(1) Distributions on the Class 1A, Class 1A-1B, Class 1X-PPP and Class R Certificates will be derived primarily from a pool of conforming balance and non-conforming balance adjustable-rate mortgage loans indexed off of One-Year MTA (as defined herein) (the "**Group 1 Mortgage Loans**" such mortgage loans, "**Loan Group 1**"). Distributions on the Class 2A and Class 2X-PPP Certificates will be derived primarily from a pool of conforming balance and non-conforming balance adjustable rate mortgage loans indexed off of COFI (as defined herein) (the "**Group 2 Mortgage Loans**" such mortgage loans, "**Loan Group 2**"). Distributions on the Class CA-1B, Class CA-1C and Subordinate Certificates (as defined herein) will be derived from the Group 1 and Group 2 Mortgage Loans. Amounts otherwise available for distribution as interest to the Class 1X-PPP and Class 2X-PPP Certificates may instead be used to pay Carryover Shortfall Amounts (as defined herein) to the Class A (as defined herein) and Subordinate Certificates. Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(2) WAL and Payment Windows for the Class 1A, Class 1A-1B, Class 2A, Class CA-1B, Class CA-1C, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6, Class B-7 and Class B-8 Certificates are shown to the Optional Call Date (as defined herein) and to Maturity.

(3) On each Distribution Date (as defined herein), the certificate interest rate for the Class 1A and Class 1A-1B Certificates will be equal to the lesser of (i) One-Year MTA plus the related margin and (ii) the Net WAC Cap (as defined herein) for Loan Group 1. In addition, if on the initial Distribution Date the certificate interest rate for the Class 1A and Class 1A-1B Certificates is equal to the Net WAC Cap for Loan Group 1, the Class 1A and Class 1A-1B Certificates may be entitled to receive, as interest, Carryover Shortfall Amounts from amounts, if any, otherwise payable to the Class 1X-PPP and Class 2X-PPP Certificates. See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this preliminary term sheet. For the initial Distribution Date, after giving effect to carryover shortfall payments, if any, the annual certificate interest rate on these certificates will equal approximately [__]%.

(4) On each Distribution Date, the certificate interest rate for the Class 2A Certificates will be equal to the lesser of (i) COFI plus the related margin and (ii) the Net WAC Cap for Loan Group 2. In addition, if on the initial Distribution Date the certificate interest rate for the Class 2A Certificates is equal to the Net WAC Cap for Loan Group 2, the Class 2A Certificates may be entitled to receive, as interest, Carryover Shortfall Amounts from amounts, if any, otherwise payable to the Class 1X-PPP and Class 2X-PPP Certificates. See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this preliminary term

sheet. For the initial Distribution Date, after giving effect to carryover shortfall payments, if any, the annual certificate interest rate on these certificates will equal approximately [__]%.

(5) Solely for purposes of calculating distributions of principal and interest and the allocation of losses realized on the mortgage loans, the Class CA-1B Certificates will be deemed to be comprised of two components (the "**Class CA-1B Group 1 Component**" and "**Class CA-1B Group 2 Component**" each, a "**Class CA-1B Component**"). Each Class CA-1B Component will have a component principal balance representing a portion of the Class CA-1B principal balance. Interest will be payable with respect to each Class CA-1B Component. The initial principal balance of the Class CA-1B Group 1 Component and Class CA-1B Group 2 Component will be approximately $[107,477,000] and $[21,866,000], respectively.

On each Distribution Date, the certificate interest rate on the Class CA-1B Group 1 Component will be equal to the least of (i) the London Interbank Offered Rate for one-month United States dollar deposits (**"LIBOR"**) plus the related margin (the margin will be multiplied by 2.0 after the first possible Optional Call Date), (ii) the Adjusted Net WAC Cap (as defined herein) for Loan Group 1 and (iii) 10.50%. In addition, if on any Distribution Date the certificate interest rate for the Class CA-1B Group 1 Component is equal to the Adjusted Net WAC Cap for Loan Group 1, the Class CA-1B Group 1 Component may be entitled to receive, as interest, Carryover Shortfall Amounts (i) (for any Distribution Date from, and including, the Distribution Date in August 2007 through, and including, the Distribution Date in December 2015, unless the Yield Maintenance Agreement (as described herein) is terminated earlier) first, from payments, if any, from the Yield Maintenance Agreement and (ii) second, from amounts, if any, otherwise payable to the Class 1X-PPP and Class 2X-PPP Certificates. See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this preliminary term sheet. For the initial Distribution Date, after giving effect to carryover shortfall payments, if any, the annual certificate interest rate on these certificates will equal approximately [__]%.

On each Distribution Date, the certificate interest rate on the Class CA-1B Group 2 Component will be equal to the least of (i) LIBOR plus the related margin (the margin will be multiplied by 2.0 after the first possible Optional Call Date), (ii) the Adjusted Net WAC Cap for Loan Group 2 and (iii) 10.50%. In addition, if on any Distribution Date the certificate interest rate for the Class CA-1B Group 2 Component is equal to the Adjusted Net WAC Cap for Loan Group 2, the Class CA-1B Group 2 Component may be entitled to receive, as interest, Carryover Shortfall Amounts (i) (for any Distribution Date from, and including, the Distribution Date in August 2007 through, and including, the Distribution Date in December 2015, unless the Yield Maintenance Agreement is terminated earlier) first, from payments, if any, from the Yield Maintenance Agreement and (ii) second, from amounts, if any, otherwise payable to the Class 1X-PPP and Class 2X-PPP Certificates. See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this preliminary term sheet. For the initial Distribution Date, after giving effect to carryover shortfall payments, if any, the annual certificate interest rate on these certificates will equal approximately [__]%.

(6) Solely for purposes of calculating distributions of principal and interest and the allocation of losses realized on the mortgage loans, the Class CA-1C Certificates will be deemed to be comprised of two components (the "**Class CA-1C Group 1 Component**" and "**Class CA-1C Group 2 Component**" each, a "**Class CA-1C Component**"). Each Class CA-1C Component will have a component principal balance representing a portion of the Class CA-1C principal balance. Interest will be payable with respect to each Class CA-1C Component. The initial principal balance of the **Class CA-1C Group 1 Component and Class CA-1C Group 2 Component** will be approximately $[107,477,000] and $[21,866,000], respectively.

On each Distribution Date, the certificate interest rate on the Class CA-1C Group 1 Component will be equal to the least of (i) LIBOR plus the related margin (the margin will be multiplied by 2.0 after the first possible Optional Call Date), (ii) the Adjusted Net WAC Cap for Loan Group 1 and (iii) 10.50%. In addition, if on any Distribution Date the certificate interest rate for the Class CA-1C Group 1 Component is equal to the Adjusted Net WAC Cap for Loan Group 1, the Class CA-1C Group 1 Component may be entitled to receive, as interest, Carryover Shortfall Amounts (i) (for any Distribution Date from, and including, the Distribution Date in August 2007 through, and including, the Distribution Date in December 2015, unless the Yield Maintenance Agreement is terminated earlier) first, from payments, if any, from the Yield Maintenance Agreement and (ii) second, from amounts, if any, otherwise payable to the Class 1X-PPP and Class 2X-PPP Certificates. See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this preliminary term sheet. For the initial Distribution Date, after giving effect to carryover shortfall payments, if any, the annual certificate interest rate on these certificates will equal approximately [__]%.

On each Distribution Date, the certificate interest rate on the Class CA-1C Group 2 Component will be equal to the least of (i) LIBOR plus the related margin (the margin will be multiplied by 2.0 after the first possible Optional Call Date), (ii) the Adjusted Net WAC Cap for Loan Group 2 and (iii) 10.50%. In addition, if on any Distribution Date the certificate interest rate for the Class CA-1C Group 2 Component is equal to the Adjusted Net WAC Cap for Loan Group 2, the Class CA-1C Group 2 Component may be entitled to receive, as interest, Carryover Shortfall Amounts (i) (for any Distribution Date from, and including, the Distribution Date in August 2007 through, and including, the Distribution Date in December 2015, unless the Yield Maintenance Agreement is terminated earlier) first, from payments, if any, from the Yield Maintenance Agreement and (ii) second, from amounts, if any, otherwise payable to the Class 1X-PPP and Class 2X-PPP Certificates. See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this preliminary term sheet. For the initial Distribution Date, after giving effect to carryover shortfall payments, if any, the annual certificate interest rate on these certificates will equal approximately [__]%.

(7) Solely for purposes of calculating distributions of principal and interest and the allocation of losses realized on the Mortgage Loans, the Class 1X-PPP Certificates will be deemed to be comprised of an interest-only component (the "**Class 1X-PPP IO Component**", also a "**Class X IO Component**") and a principal-only component (the "**Class 1X-PPP PO Component**", also a "**Class X PO Component**") and the Class 2X-PPP Certificates will be deemed to be comprised of an interest-only component (the "**Class 2X-PPP IO Component**", also a "**Class X IO Component**") and a principal-only component (the "**Class 2X-PPP PO Component**", also a "**Class X PO Component**"). Interest, if any, will be payable with respect to each Class X IO Component. The Class X IO Components will not have a principal balance and principal will not be payable with respect to any Class X IO Component. Each Class X PO Component will have a principal balance which initially will equal zero. Interest will not accrue on any Class X PO Component. In the event that interest otherwise payable with respect to each Class X IO

Component is reduced as a result of the allocation of net negative amortization (as described herein), the amount of such reduction will be added as principal to the related Class X PO Component Principal Balance.

The amount of interest available for distribution to the Class 1X-PPP Certificates on any Distribution Date (before giving effect to the allocation of any shortfall in interest collections and payment of Carryover Shortfall Amounts) will equal, subject to the limitations described in this footnote (7), the excess, if any, of:

> (x) the product of (i) a fraction, the numerator of which is the Net WAC Cap for Loan Group 1 and the denominator of which is 12, and (ii) the Loan Group 1 Balance (as defined herein) over
>
> (y) the product of (i) a fraction, the numerator of which is the Weighted Average Certificate Interest Rate (as defined herein) for Loan Group 1 and the denominator of which is 12, and (ii) the Loan Group 1 Balance reduced by the Class 1X-PPP Principal Balance.

The amount of interest available for distribution to the Class 2X-PPP Certificates on any Distribution Date (before giving effect to the allocation of any shortfall in interest collections and payment of Carryover Shortfall Amounts) will equal, subject to the limitations described in this footnote (7), the excess, if any, of:

> (x) the product of (i) a fraction, the numerator of which is the Net WAC Cap for Loan Group 2 and the denominator of which is 12, and (ii) the Loan Group 2 Balance (as defined herein) over
>
> (y) the product of (i) a fraction, the numerator of which is the Weighted Average Certificate Interest Rate for Loan Group 2 and the denominator of which is 12, and (ii) the Loan Group 2 Balance reduced by the Class 2X-PPP Principal Balance.

provided, *however*, that if either loan group is an Overcollateralized Group (as defined in the WaMu Mortgage Pass–Through Certificates, Series OA free writing prospectus), the amount of interest available for distribution to the Class 1X-PPP or Class 2X-PPP Certificates may be greater or less than it otherwise would be, as described in the pooling agreement.

Notwithstanding the foregoing, interest otherwise available for distribution to the Class 1X-PPP and Class 2X-PPP Certificates on any Distribution Date may instead be distributed as Carryover Shortfall Amounts. See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this preliminary term sheet.

Notwithstanding the foregoing, if the aggregate amount of interest available for distribution to the Class 1X-PPP and 2X-PPP Certificates on any Distribution Date, calculated as described above, is greater than the Maximum Class X Interest Amount (as defined herein), then the aggregate amount of interest available for distribution to the Class 1X-PPP and Class 2X-PPP Certificates will be capped at the Maximum Class X Interest Amount, and the amount of interest accrued on each of the Class 1X-PPP and Class 2X-PPP Certificates, if such amount is positive, will equal its pro rata portion of the Maximum Class X Interest Amount (pro rata according to such amount, calculated as described above without giving effect to this sentence).

In addition, the Class 1X-PPP Certificates will be entitled to receive all prepayment penalty payments, with respect to voluntary full prepayments, remitted to the Trust for each Group 1 Mortgage Loan. The Class 2X-PPP Certificates will be entitled to receive all prepayment penalty payments, with respect to voluntary full prepayments, remitted to the Trust for each Group 2 Mortgage Loan. Accordingly, these amounts will not be available for distribution to other classes of certificates. See "The Class PPP Certificates" herein and the "Prepay Term (Months)" tables herein for information regarding the number of loans, and the related percentage of the mortgage pool, that contain prepayment penalties, broken out for each of the various prepayment penalty terms.

(8) For each Distribution Date, the certificate interest rate for the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6, Class B-7 and Class B-8 Certificates will be equal to the least of (i) LIBOR plus the related margin (in each case, the margin will be multiplied by 1.5 after the first possible Optional Call Date), (ii) the Class B Adjusted Net WAC Cap (as defined herein) and (iii) the Maximum Class B Rate (as defined herein). In addition, if on any Distribution Date the certificate interest rate for the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6, Class B-7 and Class B-8 Certificates is equal to the Class B Adjusted Net WAC Cap, these certificates may be entitled to receive, as interest, Carryover Shortfall Amounts from amounts, if any, otherwise payable to the Class 1X-PPP and Class 2X-PPP Certificates. See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this preliminary term sheet.

Transaction Summary:

Issuing Entity:	WaMu Mortgage Pass-Through Certificates Series 2007-OA6 Trust (the "**Trust'**).
Depositor:	WaMu Asset Acceptance Corp. ("**WAAC**").
Sponsor and Servicer:	Washington Mutual Bank ("**WMB**").
Sole Manager:	WaMu Capital Corp.
Trustee:	LaSalle Bank National Association.
Rating Agencies:	It is anticipated that the Offered Certificates will be rated by Moody's and Standard & Poor's and assigned the credit ratings described on page 3 of this Preliminary Term Sheet.
Cut-off Date:	June 1, 2007.
Expected Pricing Date For the Offered Certificates:	On or about June [11], 2007.
Closing Date:	On or about June [26], 2007.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in July 2007.
Servicing Fee for Group 1 Mortgage Loans Without Prepayment Penalties And Without An Initial 3 Month Fixed Rate Period:	For Group 1 Mortgage Loans without prepayment penalties and no initial fixed rate period of 3 months, the greater of (i) 0.375% per annum of the principal balance of such mortgage loan and (ii) the excess, if any, of the gross margin on such mortgage loan over [1.10]% per annum of the principal balance of such mortgage loan.
Servicing Fee for Group 1 Mortgage Loans Without Prepayment Penalties And With An Initial 3 Month Fixed Rate Period:	For Group 1 Mortgage Loans without prepayment penalties and with an initial 3 month fixed rate period, 0.375%.
Servicing Fee for Group 1 Mortgage Loans With Prepayment Penalty Terms Up to 12 Months:	For Group 1 Mortgage Loans that have prepayment penalty terms up to and including 12 months, the greater of (i) 0.375% per annum of the principal balance of such mortgage loan and (ii) the excess, if any, of the gross margin on such mortgage loan over [1.40]% per annum of the principal balance of such mortgage loan.
Servicing Fee for Group 1 Mortgage Loans with Prepay Penalties Greater than 12 months:	For Group 1 Mortgage Loans with Prepay Penalties Greater than 12 months, the greater of (i) 0.375% per annum of the principal balance of each Group 1 Mortgage Loan and (ii) the excess, if any, of the gross margin on such mortgage loan over [1.45]% per annum of the principal balance of such mortgage loan.

Servicing Fee for Group 2 Mortgage Loans without an Initial 3 Month Fixed Rate Period:	For Group 2 Mortgage Loans without an Initial 3 Month Fixed Rate Period, the greater of (i) 0.375% per annum of the principal balance of each Group 2 Mortgage Loan and (ii) the excess, if any, of the gross margin on such mortgage loan over [1.75]% per annum of the principal balance of such mortgage loan.
Servicing Fee for Group 2 Mortgage Loans With Prepayment Penalties And With An Initial 3 Month Fixed Rate Period:	For Group 2 Mortgage Loans with a Prepayment Penalty and with an Initial 3 Month Fixed Rate Period, the greater of (i) 0.375% per annum of the principal balance of each Group 2 Mortgage Loan and (ii) the excess, if any, of the gross margin on such mortgage loan over [1.75]% per annum of the principal balance of such mortgage loan.
Servicing Fee for Group 2 Mortgage Loans Without Prepayment Penalties And With An Initial 3 Month Fixed Rate Period:	For Group 2 Mortgage Loans without prepayment penalties and with an initial 3 month fixed rate period, 0.375%.
Certificates:	The "**Senior Certificates**" will consist of the Class 1A, Class 1A-1B, Class 2A, Class CA-1B and Class CA-1C (the **"Class A Certificates")**, Class 1X-PPP, Class 2X-PPP (the **"Class X Certificates"**) and Class R Certificates. The "**Senior Subordinate Certificates**" will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6, Class B-7 and Class B-8 Certificates. The "**Junior Subordinate Certificates**" will consist of the Class B-9, Class B-10 and Class B-11 Certificates. The Senior Subordinate Certificates and Junior Subordinate Certificates are collectively known as the "**Subordinate Certificates**". The Senior Certificates and Subordinate Certificates are collectively referred to herein as the "**Certificates.**" The Senior and Senior Subordinate Certificates are being offered herein and are referred to herein as the "**Offered Certificates**".
Registration:	The Offered Certificates (excluding Class R) will be made available in book-entry form through DTC. It is anticipated that the Offered Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.
Federal Tax Treatment:	It is anticipated that the Offered Certificates (other than the Class R Certificate and the portions of the Class 1X-PPP and Class 2X-PPP Certificates that represent the right to receive certain prepayment penalties) will be treated as REMIC regular interests for federal tax income purposes, coupled in certain cases with a right to receive additional payments pursuant to a notional principal contract and with respect to the Class 1X-PPP and Class 2X-PPP Certificates, with an obligation to make payments pursuant to a notional principal contract. The portions of the Class 1X-PPP and Class 2X-PPP Certificates that represent a right to receive certain prepayment penalties will be treated as stripped interests in the related Mortgage Loans for federal income tax purposes, and will not represent an interest in any REMIC. The Class R Certificate will be treated as a REMIC residual interest for tax purposes.
Accrued Interest:	The price to be paid by investors for the Class CA-1B, Class CA-1C and Subordinate Certificates will not include accrued interest (settling flat). The price to be paid by investors for the Class 1A, Class 1A-1B, Class 2A and Class X Certificates will include [25] days of accrued interest.
Interest Accrual Period:	The interest accrual period for the Class CA-1B, Class CA-1C and Subordinate Certificates for a given Distribution Date will be the period beginning on the 25th day of the month

immediately preceding the month during which such Distribution Date occurs (or, in the case of the first Distribution Date, the Closing Date) and ending on the 24th day of the month during which such Distribution Date occurs (on an actual/360 basis). The interest accrual period for the Class 1A, Class 1A-1B, Class 2A and Class X Certificates will be on the calendar month prior to such Distribution Date (on a 30/360 basis).

ERISA Eligibility: The Offered Certificates (other than the Class R Certificates) are expected to be eligible for purchase by persons investing assets of employee benefit plans and individual retirement accounts subject to Title I of ERISA or Section 4975 of the Internal Revenue Code. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class R Certificates are not expected to be eligible for purchase by persons investing assets of employee benefit plans and individual retirement accounts subject to Title I of ERISA or Section 4975 of the Internal Revenue Code. See "ERISA Considerations" in the WaMu Mortgage Pass–Through Certificates, Series OA free writing prospectus for additional information.

SMMEA Treatment: The Class A, Class X, Class B-1, Class B-2, Class B-3, Class B-4, and Class B-5 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class B-6, Class B-7, Class B-8, Class B-9, Class B-10 and Class B-11 Certificates are **not** expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for an optional termination of the Trust which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "**Optional Call Date**"), which will cause the retirement of the certificates.

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of 25% CPR.

Compensating Interest: Compensating interest paid by the Servicer with respect to the Mortgage Loans in each loan group will equal the least of (a) any shortfall for the previous month in interest collections resulting from the timing of payoffs on the Mortgage Loans in that loan group made from the 15th day of the calendar month before the Distribution Date to the last day of such month, (b) the sum of 1/12 of 0.050% of the aggregate Stated Principal Balance of such Mortgage Loans in that loan group, any reinvestment income realized by the Servicer relating to payoffs on such Mortgage Loans in that loan group made during the prepayment period, and interest payments on the payoffs in that loan group received during the period of the 1st day through the 14th day of the month of the Distribution Date, as applicable and (c) 1/12 of 0.125% of the aggregate Stated Principal Balance of such Mortgage Loans in that loan group.

Mortgage Loans: As of the Cutoff Date, the aggregate principal balance of the mortgage loans described herein (the "Mortgage Loans") is approximately $[1,469,791,314]. As of the Cutoff Date, the aggregate principal balance of the Group 1 Mortgage Loans and the Group 2 Mortgage Loans is approximately $[1,221,321,859] and $[248,469,455], respectively. The Mortgage Loans consist of conventional, adjustable rate, first lien residential mortgage loans with original terms to maturity of not more than [15, 30 , or 40] years. The Group 1 and Group 2 Mortgage Loans are conforming and non-conforming balance mortgage loans. As of the Cutoff Date, the aggregate principal balance of the Group 1 Mortgage Loans and Group 2 Mortgage Loans that impose a prepayment penalty for voluntary prepayments in full is approximately $[873,377,217] and $[165,615,398], respectively. All the Mortgage Loans accrue interest at a mortgage rate which adjusts monthly (after an initial fixed rate period of [1 or 3] months) based upon an Index rate of the 12-month moving average of the monthly yield on United States treasury securities adjusted to a constant maturity of one year ("One-Year MTA") in the case of the Group 1 Mortgage Loans, and based upon an Index rate of the monthly weighted average cost of funds for Eleventh District savings institutions as announced by the Federal Home Loan Bank of San Francisco ("COFI") in the case of the Group 2 Mortgage Loans. After the initial fixed interest rate period, the interest rate for each Mortgage Loan will adjust monthly to equal the sum of the related Index and the gross margin. As of the Cut-off Date, approximately [92.45] % of the Mortgage Loans were still in their fixed rate period. None of the Mortgage Loans are subject to a periodic rate adjustment cap. All of the Mortgage Loans are subject to a maximum mortgage rate.

For all of the Mortgage Loans, the Minimum Monthly Payment is set at origination and, after an initial fixed rate period of [1 or 3] months, is adjusted on the first anniversary of the first due date and annually thereafter, subject to the limitations set forth below, to an amount which will fully amortize the Mortgage Loan at the then current mortgage interest rate in equal monthly installments over its remaining term to maturity (the "Minimum Monthly Payment"). This adjustment is subject to the conditions that (i) the amount of the Minimum Monthly Payment will not increase or decrease by an amount that is more than 7.50% of the current Minimum Monthly Payment, (ii) as of the fifth anniversary of the first due date and on the same day every five years thereafter, and on the final payment adjustment date, the Minimum Monthly Payment will be recast without regard to the limitation in clause (i) above and (iii) if the unpaid principal balance exceeds a percentage (either 110%, 115% , or 125%) of the original principal balance due to negative amortization (the "Negative Amortization Limit"), the Minimum Monthly Payment will be recast without regard to the limitation in clause (i) to amortize fully the then unpaid principal balance over the remaining term to maturity.

Negative amortization on a Mortgage Loan will occur when the monthly payment made by the borrower is less than interest accrued at the current mortgage rate on the unpaid principal balance of the Mortgage Loan (such deficiency, "Negative Amortization"). The amount of the Negative Amortization is added to the unpaid principal balance of the Mortgage Loan.

On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[1,469,791,314], subject to an increase or decrease of up to 10%. It is expected that the characteristics of the Mortgage Loans on the closing date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an increase or decrease of up to 10% from the amounts shown herein.

Class PPP
Certificates:

With respect to each Mortgage Loan, (a) all prepayment penalty payments on such Mortgage Loans remitted to the Trust with respect to voluntary full prepayments that have prepayment penalties and (b) any amounts paid by the Servicer, pursuant to the pooling agreement if the Servicer, waives a penalty on a voluntary full prepayment of a Mortgage Loan other than in accordance with the standards set forth in the pooling agreement, or paid by Washington Mutual Bank pursuant to the mortgage loan sale agreement if it breaches certain representations and warranties with respect to a Mortgage Loan that requires payment of a penalty on voluntary full prepayment (each an "**Assigned Prepayment Penalty**") will be distributed to the holders of the Class 1X-PPP and Class 2X-PPP Certificates in the following manner: on each Distribution Date (i) the Class 1X-PPP Certificates will be entitled to receive all such prepayment penalty payments remitted to the Trust during the period from the 15th day of the immediately preceding calendar month (or, in the case of the first Distribution Date, from the Cut-Off Date) through the 14th day of the current calendar for each Group 1 Mortgage Loan and (ii) the Class 2X-PPP Certificates will be entitled to receive all such prepayment penalty payments remitted to the Trust during the period from the 15th day of the immediately preceding calendar month (or, in the case of the first Distribution Date, from the Cut-Off Date) through the 14th day of the current calendar for each Group 2 Mortgage Loan. The holders of the Class X Certificates will not receive any prepayment penalty payment with respect to voluntary partial prepayments; each such payment will be retained by the Servicer as additional servicing compensation. No prepayment penalty payments will be available for distribution to holders of the other classes of certificates.

Notwithstanding the foregoing, prepayment penalties may be waived by the Servicer and, if waived in accordance with the terms of the pooling agreement, the amount of the waived penalty will not be available for distribution to the holders of the related Class X Certificates. Circumstances under which the Servicer may waive a prepayment penalty include, among other circumstances set forth in the pooling agreement, (i) some cases, for Mortgage Loans originated by the Servicer or an affiliate thereof, where the mortgagor sells the mortgaged property and obtains a new mortgage loan originated and serviced by Washington Mutual Bank to purchase another property, provided that the prepayment is made no earlier than one year after origination, (ii) in some cases, for Mortgage Loans, originated by the Servicer or an affiliate thereof, with prepayment penalty terms greater than 12 months, where the mortgagor refinances the Mortgage Loan with a new mortgage loan originated and serviced by Washington Mutual Bank, provided that 90 days or less remain in the prepayment penalty term or (iii) for prepayments of accrued but unpaid interest that has been added to principal as a result of negative amortization. **Moreover, regardless of the terms of the mortgage note, the Servicer will not collect prepayment penalties after the third anniversary of the origination of any Mortgage Loan**. The Servicer will also not collect prepayment penalties due to involuntary prepayments such as foreclosures.

Investors should conduct their own analysis of the effect, if any, that the payment of the Assigned Prepayment Penalties on the related Class X Certificates, or decisions by the Servicer with respect to waiver thereof, may have on the performance of such certificates. General economic conditions and homeowner mobility will also affect the prepayment rate.

In addition, under circumstances described in the pooling agreement, the depositor or Washington Mutual Bank may be required to repurchase Mortgage Loans from the Trust (or substitute new mortgage loans for those Mortgage Loans). The holders of the related Class X Certificates will not be entitled to any prepayment penalty paid, after the date of repurchase or substitution, on a Mortgage Loan that was repurchased from the Trust or substituted for.

See the "**Prepay Term (Months)**" tables in this preliminary term sheet for information regarding the number of loans, and the related percentage of the mortgage pool, that contain prepayment penalties, broken out for each of the various prepayment penalty terms. Generally, the mortgage loans with prepayment penalties provide for the payment of a penalty in connection with certain voluntary, full or partial prepayments made within a period of time specified in the related mortgage note and generally ranging from [one to three years] from the date of origination of such Mortgage Loan. The amount of the applicable prepayment penalty, to the extent permitted by applicable law, is as provided in the related mortgage note.

As of the Cutoff Date, for mortgage loans that impose prepayment penalties for voluntary full prepayments received on or before the first anniversary of the origination of the mortgage loan, the amount of such prepayment penalty is 2.0% of the original loan amount.

As of the Cutoff Date, for mortgage loans that impose prepayment penalties for voluntary full prepayments received within three years from origination of the mortgage loan, the amount of such prepayment penalty is (i) 3.0% of the original loan amount for voluntary full prepayments received on or before the first anniversary of the origination of the mortgage loan, (ii) 2.0% of the original loan amount for voluntary full prepayments received after the first anniversary of the origination of the mortgage loan but on or before the second anniversary of the origination of the mortgage loan and (iii) 1.0% of the original loan amount for voluntary full prepayments received after the second anniversary of the origination of the mortgage loan but on or before the third anniversary of the origination of the mortgage loan.

As of the Cutoff Date, for mortgage loans that impose prepayment penalties for voluntary full prepayments received within 30 months from origination of the mortgage loan, the penalty is 2% of the amount of the prepayment in excess of 20% of the original loan amount.

Credit Enhancement: Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval. Credit enhancement for the Class A Certificates will consist of the subordination of the Subordinate Certificates, initially [12.00]% total subordination (subject to the variance stated in the collateral profile).

Shifting Interest: For each Distribution Date before July 2017, the Subordinate Certificates will be locked out from receipt of prepayments in full on a Mortgage Loan (each, a "**Payoff**") and partial prepayments on a Mortgage Loan, including any amounts in excess of the Minimum Monthly Payment (each, a "**Curtailment**") (net of Negative Amortization) (unless the aggregate principal balance of the Class A Certificates and the Class X PO Components are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the WaMu Mortgage Pass–Through Certificates, Series OA free writing prospectus), the Subordinate Certificates will receive their increasing portions of unscheduled principal payments (net of Negative Amortization).

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	**Unscheduled Principal Payments (%)**
July 2007 – June 2017	0% Pro Rata Share

July 2017	– June 2018	30% Pro Rata Share
July 2018	– June 2019	40% Pro Rata Share
July 2019	– June 2020	60% Pro Rata Share
July 2020	– June 2021	80% Pro Rata Share
July 2021 and after		100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the WaMu Mortgage Pass–Through Certificates, Series OA free writing prospectus), (i) on or prior to the Distribution Date in June 2010, and the cumulative realized losses on the Mortgage Loans allocated to the Subordinate Certificates, as a percentage of the aggregate Class Principal Balance of the Subordinate Certificates as of the Closing Date, do not exceed 20%, the Subordinate Certificates will be entitled to 50% of their pro rata share of Payoffs and Curtailments (net of Negative Amortization) or (ii) after the Distribution Date in June 2010, and the cumulative realized losses on the Mortgage Loans allocated to the Subordinate Certificates, as a percentage of the aggregate Class Principal Balance of the Subordinate Certificates as of the Closing Date, do not exceed 30%, the Subordinate Certificates will be entitled to 100% of their pro rata share of Payoffs and Curtailments (net of Negative Amortization).

In the event the current aggregate principal balance of the related Class A and Class X Certificates related to a loan group, divided by the Stated Principal Balance of the related Mortgage Loans (the "**Senior Percentage**") exceeds the applicable initial Senior Percentage as of the Closing Date, the related Class A and Class X Certificates will receive all Payoffs and Curtailments (net of Negative Amortization) for the related Mortgage Loans.

Stated
Principal Balance: The **"Stated Principal Balance"** of any Mortgage Loan as of any date of determination is equal to its principal balance as of the Cut-Off Date, after application of all scheduled principal payments due on or before the Cut-Off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to that Mortgage Loan on or before that date of determination, and as further reduced to the extent that any realized loss on that Mortgage Loan has been allocated to one or more classes of certificates on or before that date of determination, and as increased by the amounts of any Negative Amortization with respect to that Mortgage Loan for all prior interest accrual periods.

Class Principal Balance: The **"Class Principal Balance"** for any Distribution Date and for any class of certificates (other than the Class CA-1B and Class CA-1C Certificates) will equal the aggregate amount of principal to which such class or, in the case of the Class X Certificates, the related Class X PO Component, is entitled on the Closing Date, reduced by all distributions of principal to that class or component, as applicable, and all allocations of losses required to be borne by that class or component, as applicable, before that Distribution Date and increased by the portion of the aggregate Net Negative Amortization allocated to that class or component, as applicable.

The **"Class Principal Balance"** for any Distribution Date and the Class CA-1B and Class CA-1C Certificates will equal the sum of the related Component Principal Balances.

Component Principal
Balance: The **"Component Principal Balance"** for any Distribution Date and any Class CA-1B and Class CA-1C Component will equal the aggregate amount of principal to which that component is entitled on the Closing Date, reduced by all distributions of principal to that component, and all allocations of losses required to be borne by that component, before that Distribution Date and increased by the portion of the aggregate Net Negative Amortization allocated to that component, as applicable.

Subordinate
Component Balance: The **"Subordinate Component Balance"** for either of Loan Group 1 or Loan Group 2 as of any date of determination will equal the product of (x) the aggregate Class Principal Balance of the Subordinate Certificates and (y) a fraction, the numerator of which is the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans in that loan group over the aggregate Class Principal Balance or Component Principal Balance of the Class A and Class X Certificates (or components thereof, as applicable) related to such loan group (and, in the case of Loan Group 1, the Class R Certificates) and the denominator of which is the sum of such excess amounts calculated for each loan group.

Net Mortgage Rate: The "**Net Mortgage Rate**" with respect to each Mortgage Loan is equal to the excess, if any, of the mortgage interest rate over the servicing fee rate.

Net WAC Cap:	The "**Net WAC Cap**" for any Distribution Date and (i) Loan Group 1 is equal to the weighted average of the Net Mortgage Rates of the Group 1 Mortgage Loans and (ii) Loan Group 2 is equal to the weighted average of the Net Mortgage Rates of the Group 2 Mortgage Loans in the case of each of clause (i) and (ii) as of the second preceding Due Date (after giving effect to (a) the payments due on the related Mortgage Loans on that Due Date and (b) except for the first Distribution Date, any Payoffs on the related Mortgage Loans received on or before the 14th day of the calendar month of that Due Date).
Adjusted Net WAC Cap:	The "**Adjusted Net WAC Cap**" for any loan group is equal to the related Net WAC Cap for such loan group, adjusted on an actual/360 basis.
Class B Adjusted Net WAC Cap:	The "**Class B Adjusted Net WAC Cap**" is equal to the quotient expressed as a percentage of (a) the sum of (i) the product of (x) the Adjusted Net WAC Cap for Loan Group 1 and (y) the Subordinate Component Balance (as defined herein) for Loan Group 1 immediately before that Distribution Date and (ii) the product of (x) the Adjusted Net WAC Cap for Loan Group 2 and (y) the Subordinate Component Balance for Loan Group 2 immediately before that Distribution Date, divided by (b) the sum of the Subordinate Component Balances for Loan Group 1 and Loan Group 2 immediately before that Distribution Date.
Maximum Class B Rate:	The "**Maximum Class B Rate**" is the Class B Adjusted Net WAC Cap modified as follows: for purposes of calculating the Net WAC Cap, the lifetime maximum mortgage rate for each Mortgage Loan will be substituted for the per annum mortgage rate for such Mortgage Loan.
Loan Group 1 Balance Loan Group 2 Balance:	The "**Loan Group 1 Balance**" and "**Loan Group 2 Balance**" for any Distribution Date is the aggregate principal balance of the Group 1 Mortgage Loans and Group 2 Mortgage Loans, respectively, as of the second preceding Due Date (after giving effect to (a) the payments due on the related Mortgage Loans on that Due Date and (b) except for the first Distribution Date, any Payoffs on the related Mortgage Loans received on or before the 14th day of the calendar month of that Due Date).
Aggregate Weighted Average Certificate Interest Rate:	The "**Aggregate Weighted Average Certificate Interest Rate**" for any Distribution Date is the weighted average (weighted according to Class Principal Balance or Component Principal Balance, as applicable) of the annual certificate interest rates on the Class A and Subordinate Certificates (or components thereof, as applicable) (each of which annual certificate interest rates, in the case of the Class CA-1B, Class CA-1C and Subordinate Certificates, will be multiplied by a fraction, the numerator of which is the actual number of days in the related certificate accrual period and the denominator of which is 30).
Maximum Class X Interest Amount:	The "**Maximum Class X Interest Amount**" for any Distribution Date is the excess, if any, of (x) the product of (i) a fraction, the numerator of which is the weighted average of the Net WAC Cap for Loan Group 1 and the Net WAC Cap for Loan Group 2 and the denominator of which is 12, and (ii) the aggregate of the Loan Group 1 Balance and the Loan Group 2 Balance over (y) the product of (i) a fraction, the numerator of which is the Aggregate Weighted Average Certificate Interest Rate and the denominator of which is 12, and (ii) the aggregate of the Loan Group 1 Balance and the Loan Group 2 Balance reduced by the aggregate Class Principal Balance of the Class X Certificates.
Weighted Average Certificate Interest Rate:	The "**Weighted Average Certificate Interest Rate**" for any loan group for any Distribution Date is the weighted average of the annual certificate interest rates on the Class A and Subordinate Certificates (or components thereof, as applicable) related to such loan group (each of which annual certificate interest rates, in the case of the Class CA-1B, Class CA-1C and Subordinate Certificates (or components thereof, as applicable), will be multiplied by a fraction, the numerator of which is the actual number of days in the related certificate accrual period and the denominator of which is 30) (such rates weighted, (i) in the case of the Class A Certificates, according to the Class Principal Balance or Component Principal Balance thereof, as applicable, and (ii) in the case of the certificate interest rate on each class of

Subordinate Certificates, according to the product of the Class Principal Balance thereof and a fraction, the numerator of which is the Subordinate Component Balance for such loan group and the denominator of which is the aggregate Class Principal Balance of all the Subordinate Certificates).

Carryover Shortfall Amount:

With respect to the Class 1A and Class 1A-1B Certificates, if, on the initial Distribution Date, One-Year MTA plus the related margin for the Class 1A and Class 1A-1B Certificates is greater than the Net WAC Cap for Loan Group 1, then such class will be entitled to the payment of an amount equal to the excess, if any, of (a) the amount of interest that would have accrued on such class at a certificate interest rate equal to One-Year MTA plus the related margin, over (b) the actual amount of interest accrued on such class for such Distribution Date (the "**Carryover Shortfall Amount**"). **The Class 1A and Class 1A-1B Certificates will not be entitled to Carryover Shortfall Amounts on any other Distribution Date**.

With respect to the Class 2A Certificates, if, on the initial Distribution Date, COFI plus the related margin for the Class 2A Certificates is greater than the Net WAC Cap for Loan Group 2, then such class will be entitled to the payment of an amount equal to the excess, if any, of (a) the amount of interest that would have accrued on such class at a certificate interest rate equal to the COFI plus the related margin, over (b) the actual amount of interest accrued on such class for such Distribution Date (the "**Carryover Shortfall Amount**"). **The Class 2A Certificates will not be entitled to Carryover Shortfall Amounts on any other Distribution Date**.

With respect to the Classes of Subordinate Certificates and the Class CA-1B and Class CA-1C Group 1 and Group 2 Components, if, on any Distribution Date, LIBOR plus the related margin for such class or component is greater than the Adjusted Net WAC Cap for Loan Group 1 or for Loan Group 2 or the Class B Adjusted Net WAC Cap, as applicable, then such class or component will be entitled to the payment of an amount equal to the sum of (i) the excess, if any, of (a) the lesser of (1) interest accrued at LIBOR plus the related margin and (2) in the case of (x) the Class CA-1B and Class CA-1C Group 1 and Group 2 Components, 10.50% and (y) the Subordinate Certificates, the Maximum Class B Rate, as applicable, over (b) interest accrued on such class or component, as applicable, at the applicable Adjusted Net WAC Cap for such Distribution Date and (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the Certificate Interest Rate for such class or component without giving effect to the related Adjusted Net WAC Cap) (together, the "**Carryover Shortfall Amount**").

Carryover Shortfall Amounts will be paid to the Class A Certificates pro rata according to such Carryover Shortfall Amounts, from the aggregate interest otherwise distributable to the Class 1X-PPP and Class 2X-PPP Certificates (in each case, after the reduction due to Net Negative Amortization allocated to the Class 1X-PPP and Class 2X-PPP Certificates) (which interest otherwise distributable to the Class 1X-PPP and Class 2X-PPP Certificates will be reduced as described herein under "Structure Rules-Certificates Priority of Distribution"; *provided, however*, that with respect to any Distribution Date from, and including, the Distribution Date in August 2007 through, and including, the Distribution Date in December 2015 (unless the Yield Maintenance Agreement is terminated earlier) and the Class CA-1B and Class CA-1C Group 1 and Group 2 Components, Carryover Shortfall Amounts will be paid to such components first from amounts received, if any, for such Distribution Date from the Yield Maintenance Agreement and second from amounts otherwise payable to the Class 1X-PPP and Class 2X-PPP Certificates, as described in this paragraph. Carryover Shortfall Amounts will be paid, sequentially in order of seniority, to the Subordinate Certificates, from the remaining interest otherwise distributable to the Class 1X-PPP and Class 2X-PPP Certificates (after the reduction due to Net Negative Amortization allocated to the Class 1X-PPP and Class 2X-PPP Certificates and the reduction due to payment of Carryover Shortfall Amounts to the Class A Certificates).

Adjusted Cap Rate:

The "**Adjusted Cap Rate**" for any Distribution Date and the Class 1A and Class 1A-1B Certificates will equal a fraction, the numerator of which is equal to the product of (i) the amount of interest accrued on the Group 1 Mortgage Loans at the Net WAC Cap for Loan Group 1 for that Distribution Date less the Net Negative Amortization for the Group 1 Mortgage Loans and (ii) 12, and the denominator of which is the Loan Group 1 Balance.

The "**Adjusted Cap Rate**" for any Distribution Date and the Class 2A Certificates will equal a fraction, the numerator of which is equal to the product of (i) the amount of interest accrued on the Group 2 Mortgage Loans at the Net WAC Cap for Loan Group 2 for that Distribution Date less the Net Negative Amortization for the Group 2 Mortgage Loans and (ii) 12, and the denominator of which is the Loan Group 2 Balance.

The "**Adjusted Cap Rate**" for any Distribution Date and the Class CA-1B and Class CA-1C Group 1 Component will equal a fraction, the numerator of which is equal to the product of (i) the amount of interest accrued on the Group 1 Mortgage Loans at the Net WAC Cap for Loan Group 1 for that Distribution Date less the Net Negative Amortization for the Group 1 Mortgage Loans and (ii) 12, and the denominator of which is the Loan Group 1 Balance, such fraction multiplied by a ratio, the numerator of which is 30 and the denominator of which is the actual number of days in the related certificate accrual period.

The "**Adjusted Cap Rate**" for any Distribution Date and the Class CA-1B and Class CA-1C Group 2 Component will equal a fraction, the numerator of which is equal to the product of (i) the amount of interest accrued on the Group 2 Mortgage Loans at the Net WAC Cap for Loan Group 2 for that Distribution Date less the Net Negative Amortization for the Group 2 Mortgage Loans and (ii) 12, and the denominator of which is the Loan Group 2 Balance, such fraction multiplied by a ratio, the numerator of which is 30 and the denominator of which is the actual number of days in the related certificate accrual period.

The "**Adjusted Cap Rate**" for any Distribution Date and any class of Subordinate Certificates will equal the Class B Adjusted Net WAC Cap, computed for this purpose by (i) reducing the Adjusted Net WAC Cap for Loan Group 1 by a per annum rate equal to a fraction, the numerator of which is the Net Negative Amortization for the Group 1 Mortgage Loans multiplied by 360, and the denominator of which is the Loan Group 1 Balance multiplied by the actual number of days in the related certificate accrual period and (ii) reducing the Adjusted Net WAC Cap for Loan Group 2 by a per annum rate equal to a fraction, the numerator of which is the Net Negative Amortization for the Group 2 Mortgage Loans multiplied by 360, and the denominator of which is the Loan Group 2 Balance multiplied by the actual number of days in the related certificate accrual period.

Negative Amortization: The Mortgage Loans may experience negative amortization when the interest accrued on a Mortgage Loan exceeds the monthly payment due on such Mortgage Loan. Such excess is deferred and added to the unpaid principal balance of such Mortgage Loan.

Net Negative
Amortization:

The "**Net Negative Amortization**" for the Mortgage Loans and for the Group 1 and Group 2 Mortgage Loans for any Distribution Date will equal the excess, if any, of (i) the aggregate amount of Negative Amortization with respect to the related Mortgage Loans during the prior calendar month over (ii) the aggregate amount of Payoffs and Curtailments received with respect to the related Mortgage Loans during the related Prepayment Period.

For any Distribution Date, the Net Negative Amortization for each of the Group 1 and Group 2 Mortgage Loans will be allocated among the certificates as follows:

(i) first, (a) the Net Negative Amortization for the Group 1 Mortgage Loans, to the Class 1X-PPP Certificates in reduction of the interest otherwise payable to the Class 1X-PPP Certificates, until such amount is reduced to zero and (b) the Net Negative Amortization for the Group 2 Mortgage Loans, to the Class 2X-PPP Certificates in reduction of the interest otherwise payable to the Class 2X-PPP Certificates, until such amount is reduced to zero;

(ii) second, (a) the Net Negative Amortization for the Group 1 Mortgage Loans remaining after the allocation pursuant to clause (i)(a) above, to the Class 2X-PPP Certificates in reduction of the remaining interest otherwise payable to the Class 2X-PPP Certificates, until such remaining amount is reduced to zero and (b) the Net Negative Amortization for the Group 2 Mortgage Loans remaining after the allocation pursuant to clause (i)(b) above, to the Class 1X-PPP Certificates in reduction of the remaining interest otherwise payable to the Class 1X-PPP Certificates, until such remaining amount is reduced to zero;

(iii) third, the Net Negative Amortization for the Group 1 Mortgage Loans remaining after the allocations pursuant to clauses (i) and (ii) above, to the Class 1A, Class 1A-1B and Subordinate Certificates and the Class CA-1B and Class CA-1C Group 1 Components in proportion to the excess, if any, for each such class or component of (x) the current interest accrued at the applicable certificate interest rate for such class or component

over (y) the amount of current interest that would have accrued had the certificate interest rate for such class or component equaled the related Adjusted Cap Rate for such class or component and for such Distribution Date (such excess, in the case of each class of Subordinate Certificates, multiplied by a fraction, the numerator of which is the Subordinate Component Balance for Loan Group 1 and the denominator of which is the aggregate Class Principal Balance of the Subordinate Certificates); and

(iv) fourth, the Net Negative Amortization for the Group 2 Mortgage Loans remaining after the allocations pursuant to clauses (i) and (ii) above, to the Class 2A and Subordinate Certificates and the Class CA-1B and Class CA-1C Group 2 Components in proportion to the excess, if any, for each such class or component of (x) the current interest accrued at the applicable certificate interest rate for such class or component over (y) the amount of current interest that would have accrued had the certificate interest rate for such class or component equaled the related Adjusted Cap Rate for such class or component and for such Distribution Date (such excess, in the case of each class of Subordinate Certificates, multiplied by a fraction, the numerator of which is the Subordinate Component Balance for Loan Group 2 and the denominator of which is the aggregate Class Principal Balance of the Subordinate Certificates).

The amount of Net Negative Amortization allocated to the Class X Certificates in reduction of the interest otherwise payable to such Class and derived from the Mortgage Loans in a loan group will be added to the Class Principal Balance of the Class X PO Component related to such loan group. The amount of Net Negative Amortization allocated to any Class of Class A or Subordinate Certificates (or component thereof) in reduction of the interest otherwise payable to such Class (or component) will be added to the Class Principal Balance of such Class (or component).

Yield Maintenance Agreement:

On the Closing Date, the Trustee will enter into a **"Yield Maintenance Agreement"**, or **"YMA"**, with the counterparty (the "**Counterparty**") for the benefit of each of the Class CA-1B and Class CA-1C Certificates. The notional balance of the Yield Maintenance Agreement and the strike rates are in the tables below. The payment pursuant to the YMA will be based on the lesser of the YMA scheduled notional balance and the actual aggregate Class Principal Balance of the Class CA-1B and Class CA-1C Certificates. The Counterparty will be obligated to make monthly payments to the Trustee when LIBOR exceeds the specified strike rate. Such payments will be capped at their maximum amount when LIBOR equals or exceeds [10.26]%. The Yield Maintenance Agreement will terminate after the Distribution Date in December 2015. Any payments received from the YMA will be used to pay Carryover Shortfall Amounts on the Class CA-1B and Class CA-1C Group 1 and Group 2 Components, pro rata.

Yield Maintenance Agreement Schedule and Strike Rates

Period	Notional Bal ($)	Cap Strike (%)	Period	Notional Bal ($)	Cap Strike (%)	Period	Notional Bal ($)	Cap Strike (%)	Period	Notional Bal ($)	Cap Strike (%)
1	N/A	N/A	28	139,860,259	8.29802	55	68,999,116	8.02292	82	35,557,347	8.02252
2	251,349,169	8.39990	29	136,191,584	8.02075	56	67,330,005	8.02290	83	34,692,253	8.29992
3	245,510,986	8.02242	30	132,589,388	8.29821	57	65,700,967	8.59688	84	33,848,004	8.02249
4	240,301,323	8.29975	31	128,612,770	8.02108	58	64,111,044	8.02288	85	33,024,101	8.29989
5	235,192,875	8.02226	32	124,725,918	8.02128	59	62,559,302	8.30029	86	32,220,055	8.02246
6	230,183,586	8.29959	33	120,928,323	8.91307	60	61,044,828	8.02285	87	31,435,391	8.02244
7	225,271,443	8.02211	34	117,221,465	8.02169	61	59,566,731	8.30026	88	30,669,645	8.29984
8	220,454,468	8.02203	35	113,601,471	8.29929	62	58,124,092	8.02282	89	29,922,364	8.02240
9	215,730,681	8.59588	36	110,065,301	8.02208	63	56,716,115	8.02281	90	29,193,105	8.29980
10	211,098,216	8.02188	37	107,025,931	8.29967	64	55,341,970	8.30022	91	28,481,437	8.02237
11	206,554,773	8.29920	38	104,471,050	8.02245	65	54,000,849	8.02278	92	27,786,937	8.02235
12	202,093,772	8.02171	39	101,976,286	8.02265	66	52,691,962	8.30019	93	27,109,195	8.91401
13	197,716,108	8.29900	40	99,540,576	8.30027	67	51,414,538	8.02275	94	26,447,808	8.02232
14	193,379,324	8.02154	41	97,162,867	8.02304	68	50,167,826	8.02274	95	25,802,385	8.29971
15	189,127,030	8.02145	42	94,819,509	8.30047	69	48,951,091	8.91444	96	25,172,543	8.02228
16	184,955,898	8.29875	43	92,532,306	8.02303	70	47,763,615	8.02271	97	24,557,908	8.29967
17	180,865,027	8.02129	44	90,299,915	8.02303	71	46,604,699	8.30012	98	23,958,116	8.02224
18	176,853,735	8.29858	45	88,121,031	8.91478	72	45,473,660	8.02268	99	23,372,811	8.02222
19	172,918,776	8.02113	46	85,994,374	8.02303	73	44,369,830	8.30009	100	22,801,644	8.29961
20	169,059,609	8.02105	47	83,917,496	8.30045	74	43,292,560	8.02265	101	22,244,278	8.02218
21	165,275,349	8.91250	48	81,890,411	8.02300	75	42,241,212	8.02263	102	21,700,380	8.29957
22	161,564,484	8.02089	49	79,911,950	8.30042	76	41,215,168	8.30004	103	0	0.00000
23	157,925,126	8.29817	50	77,980,945	8.02298	77	40,213,821	8.02260			

24	154,352,009	8.02072	51	76,096,269	8.02297	78	39,236,580	8.30001			
25	150,843,947	8.29798	52	74,256,816	8.30039	79	38,282,869	8.02257			
26	147,352,375	8.02054	53	72,461,505	8.02294	80	37,352,124	8.02255			
27	143,595,098	8.02057	54	70,709,281	8.30036	81	36,443,796	8.91424			

Allocation of Realized Losses:

Any realized losses on the Group 1 and Group 2 Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; and second, any realized losses remaining on the Mortgage Loans to the related Class A and Class X Certificates, on a pro-rata basis, until the related class principal balance or component principal balance has been reduced to zero;

provided, however, that:

(i) the realized losses on any Group 1 Mortgage Loan allocated to the related Class A Certificates in the aggregate will be allocated, sequentially, as follows:

    (a) first, to the Class CA-1C Group 1 Component, until its Component Principal Balance is reduced to zero;

    (b) second, to the Class CA-1C Group 2 Component, until its Component Principal Balance (after giving effect to losses applied in (ii)(a) below) is reduced to zero;

    (c) third, to the Class CA-1B Group 1 Component, until its Component Principal Balance is reduced to zero;

    (d) fourth, to the Class CA-1B Group 2 Component, until its Component Principal Balance (after giving effect to losses applied in (ii)(c) below) is reduced to zero;

    (e) fifth, to the Class 1A-1B Certificates, until its Class Principal Balance is reduced to zero; and

    (f) sixth, to the Class 1A Certificates, until its Class Principal Balance is reduced to zero.

(ii) the realized losses on any Group 2 Mortgage Loan allocated to the related Class A Certificates in the aggregate will be allocated, sequentially, as follows:

    (a) first, to the Class CA-1C Group 2 Component, until its Component Principal Balance is reduced to zero;

    (b) second, to the Class CA-1C Group 1 Component, until its Component Principal Balance (after giving effect to losses applied in (i)(a) above) is reduced to zero;

    (c) third, to the Class CA-1B Group 2 Component, until its Component Principal Balance is reduced to zero;

    (d) fourth, to the Class CA-1B Group 1 Component, until its Component Principal Balance (after giving effect to losses applied in (i)(c) above) is reduced to zero; and

    (e) fifth, to the Class 2A Certificates, until its Class Principal Balance is reduced to zero.

Cross-Collateralization: In some limited circumstances, principal and interest collected from either of Loan Group 1 or Loan Group 2 may be used to pay principal or interest, or both, to the Class A and Class X Certificates related to the other loan group, before making payments to the Subordinate Certificates, as more fully described in the WaMu Mortgage Pass–Through Certificates, Series OA free writing prospectus.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) to the Senior Certificates, accrued and unpaid interest, pro rata, at the related certificate interest rate; *provided*, *however*, that any interest otherwise distributable with respect to the Class 1X-PPP and Class 2X-PPP Certificates will be reduced to the extent needed to pay any Carryover Shortfall Amounts as described below (after giving effect to the allocation of any Net Negative Amortization);

2) from the Group 1 Mortgage Loans, as principal, sequentially, as follows:

    (a) first, to the Class R Certificates, until its Class Principal Balance is reduced to zero;

    (b) second, to the Class 1X-PPP Certificates, until the Class 1X-PPP Principal Balance has been reduced to zero; and

(c) third, to the Class 1A and Class 1A-1B Certificates and the Class CA-1B Group 1 and Class CA-1C Group 1 Components, pro rata according to Class Principal Balance or Component Principal Balance, as applicable, until their Class or Component Principal Balances are reduced to zero;

3) from the Group 2 Mortgage Loans, as principal, sequentially, as follows:

(a) first, to the Class 2X-PPP Certificates, until the Class 2X-PPP Principal Balance has been reduced to zero; and

(b) second, to the Class 2A Certificates and the Class CA-1B Group 2 and Class CA-1C Group 2 Components, pro rata according to Class Principal Balance or Component Principal Balance, as applicable, until their Class or Component Principal Balances are reduced to zero;

4) (a) on the initial Distribution Date, to the Class 1A, Class 1A-1B and Class 2A Certificates and the Class CA-1B and Class CA-1C Group 1 and Group 2 Components, their Carryover Shortfall Amounts, pro rata according to such Carryover Shortfall Amounts, from the aggregate interest otherwise distributable to the Class 1X-PPP and Class 2X-PPP Certificates on such Distribution Date (in each case, after the reduction due to Net Negative Amortization allocated to the Class 1X-PPP and Class 2X-PPP Certificates) (such aggregate interest otherwise distributable to the Class 1X-PPP and Class 2X-PPP Certificates applied pro rata according to interest otherwise distributable on each such Class); and

(b) on each Distribution Date after the initial Distribution Date, to the Class CA-1B and Class CA-1C Group 1 and Group 2 Components, their Carryover Shortfall Amounts, pro rata according to such Carryover Shortfall Amounts, first, from amounts received, if any, from the YMA and second, from the aggregate interest otherwise distributable to the Class 1X-PPP and Class 2X-PPP Certificates on such Distribution Date (in each case, after the reduction due to Net Negative Amortization allocated to the Class 1X-PPP and Class 2X-PPP Certificates) (such aggregate interest otherwise distributable to the Class 1X-PPP and Class 2X-PPP Certificates applied pro rata according to interest otherwise distributable on each such Class);

5) to the Class B-1 Certificates, accrued and unpaid interest at the Class B-1 certificate interest rate;

6) to the Class B-1 Certificates, principal allocable to such Class;

7) to the Class B-2 Certificates, accrued and unpaid interest at the Class B-2 certificate interest rate;

8) to the Class B-2 Certificates, principal allocable to such Class;

9) to the Class B-3 Certificates, accrued and unpaid interest at the Class B-3 certificate interest rate;

10) to the Class B-3 Certificates, principal allocable to such Class;

11) to the Class B-4 Certificates, accrued and unpaid interest at the Class B-4 certificate interest rate;

12) to the Class B-4 Certificates, principal allocable to such Class;

13) to the Class B-5 Certificates, accrued and unpaid interest at the Class B-5 certificate interest rate;

14) to the Class B-5 Certificates, principal allocable to such Class;

15) to the Class B-6 Certificates, accrued and unpaid interest at the Class B-6 certificate interest rate;

16) to the Class B-6 Certificates, principal allocable to such Class;

17) to the Class B-7 Certificates, accrued and unpaid interest at the Class B-7 certificate interest rate;

18) to the Class B-7 Certificates, principal allocable to such Class;

19) to the Class B-8 Certificates, accrued and unpaid interest at the Class B-8 certificate interest rate;

20) to the Class B-8 Certificates, principal allocable to such Class;

21) to the Class B-9, Class B-10 and Class B-11 Certificates, in sequential order, accrued and unpaid interest and principal in the same manner as for the Senior Subordinate Certificates;

22) to the Subordinate Certificates, in sequential order, their Carryover Shortfall Amounts, from the remaining aggregate interest otherwise distributable to the Class 1X-PPP and Class 2X-PPP Certificates (in each case, after the reduction due to Net Negative Amortization allocated to the Class 1X-PPP and Class 2X-PPP Certificates and the reduction due to payment of Carryover Shortfall Amounts to the Class A Certificates) (such aggregate interest otherwise distributable to the Class 1X-PPP and Class 2X-PPP Certificates applied pro rata according to interest otherwise distributable on each such Class); and

23) to the Class R Certificate, any remaining amount.

Notwithstanding the foregoing, for each Distribution Date on or after the first Distribution Date on which the aggregate Class Principal Balance of the Subordinate Certificates has been or will be reduced to zero, (I) distributions of principal under paragraph (2) above will be made to the Class 1A, Class 1A-1B and Class 1X-PPP Certificates and the Class CA-1B Group 1 and Class CA-1C Group 1 Components pro rata according to Class or Component Principal Balance and (II) distributions of principal under paragraph (3) above will be made to the Class 2A and Class 2X-PPP Certificates and the Class CA-1B Group 2 and Class CA-1C Group 2 Components pro rata according to Class or Component Principal Balance.

In addition, see "Transaction Summary – Class PPP Certificates" in this preliminary term sheet for a description of the distributions of prepayment penalty payments on the Class 1X-PPP and Class 2X-PPP Certificates.

ADDITIONAL RISK FACTOR:

Recent Developments in the Residential Mortgage Market May Adversely Affect the Return on Your Certificates	Recently, the residential mortgage market in the United States has experienced a variety of difficulties and changed economic conditions that may adversely affect the yield on your certificates. Delinquencies and losses with respect to residential mortgage loans generally have increased in recent months, and may continue to increase. In addition, in recent months housing prices in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.
	Another factor that may have contributed to, and may in the future result in, higher delinquency rates is the increase in monthly payments on adjustable rate mortgage loans. Borrowers with adjustable payment mortgage loans are being exposed to increased monthly payments when the related mortgage interest rate adjusts upward from the initial fixed rate or a low introductory rate, as applicable, to the rate computed in accordance with the applicable index and margin. This increase in borrowers' monthly payments, together with any increase in prevailing market interest rates, may result in significantly increased monthly payments for borrowers with adjustable rate mortgage loans.
	Borrowers seeking to avoid these increased monthly payments by refinancing their mortgage loans may no longer be able to find available replacement loans at comparably low interest rates. A decline in housing prices may also leave borrowers with insufficient equity in their homes to permit them to refinance, and in addition, many mortgage loans have prepayment premiums that add to the cost of refinancing. Furthermore, borrowers who intend to sell their homes on or before the expiration of the fixed rate periods on their mortgage loans may find that they

	cannot sell their properties for an amount equal to or greater than the unpaid principal balance of their loans. These events, alone or in combination, may contribute to higher delinquency rates.
	You should consider that the general market conditions discussed above may affect the performance of the mortgage loans and may adversely affect the return on your certificates.

IMPORTANT NOTICE REGARDING COLLATERAL MATERIALS

The information contained in this section has not been independently verified by WaMu Capital Corp. The information contained in this section is preliminary and subject to change and supersedes information contained in any prior collateral materials for this transaction.

WaMu Mortgage Pass-Through Certificates
Series 2007-OA6
Mortgage Loans
Preliminary Collateral Information As of 06/01/07

TOTAL CURRENT BALANCE	$1,469,791,314					
TOTAL ORIGINAL BALANCE	$1,470,837,478					
NUMBER OF LOANS	2,509					
			Minimum		**Maximum**	
AVG CURRENT BALANCE	$585,808		$37,800		$2,990,000	
AVG ORIGINAL BALANCE	$586,225		$37,800		$2,990,000	
WAVG GROSS COUPON	2.05	%	1.00	%	9.03	%
WAVG GROSS MARGIN	3.06	%	1.60	%	4.00	%
WAVG MAX INT RATE	10.17	%	8.60	%	11.58	%
WAVG CURRENT LTV	72.62	%	10.29	%	98.28	%
WAVG FICO SCORE	715		620		817	
WAVG MONTHS TO ROLL	1	Month(s)	1	Month(s)	1	Month(s)
WAVG NEG AM LIMIT	115	%	110	%	125	%
WAVG PAYMENT CAP	7.50	%	7.50	%	7.50	%
WAVG RECAST	60	Month(s)	60	Month(s)	60	Month(s)
WAVG ORIGINAL TERM	408	Month(s)	180	Month(s)	480	Month(s)
WAVG REMAINING TERM	407	Month(s)	180	Month(s)	480	Month(s)
WAVG SEASONING	0	Month(s)	0	Month(s)	29	Month(s)
NZ WAVG PREPAY TERM	20	Month(s)	12	Month(s)	36	Month(s)
TOP STATE CONC	CA(57.88%),FL(10.53%),WA(4.50%)					
MAXIMUM CA ZIPCODE	1.01%					
FIRST PAY DATE			February 1,2005		July 1,2007	
RATE CHANGE DATE			July 1,2007		July 1,2007	
MATURITY DATE			June 1,2022		June 1,2047	

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Monthly COFI	402	$248,469,454.97	16.91%
Monthly MTA	2,107	1,221,321,859.24	83.09
Total	2,509	$1,469,791,314.21	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
COFI	402	$248,469,454.97	16.91%
MTA	2,107	1,221,321,859.24	83.09
Total	2,509	$1,469,791,314.21	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—100,000	61	$4,574,237.31	0.31%
100,001—200,000	316	50,533,340.90	3.44
200,001—300,000	436	109,601,708.12	7.46
300,001—400,000	365	128,024,400.15	8.71
400,001—500,000	307	138,462,168.11	9.42
500,001—600,000	231	125,933,339.24	8.57
600,001—700,000	138	89,278,120.24	6.07
700,001—800,000	110	82,633,116.00	5.62
800,001—900,000	69	58,836,081.51	4.00
900,001—1,000,000	147	143,915,653.37	9.79
1,000,001—1,100,000	32	33,547,883.00	2.28
1,100,001—1,200,000	44	51,109,323.60	3.48
1,200,001—1,300,000	39	48,923,568.13	3.33
1,300,001—1,400,000	36	49,199,557.52	3.35
1,400,001—1,500,000	34	49,896,281.00	3.39
1,500,001—1,600,000	16	24,914,292.31	1.70
1,600,001—1,700,000	16	26,691,218.64	1.82
1,700,001—1,800,000	16	28,267,785.70	1.92
1,800,001—1,900,000	13	24,122,628.95	1.64
1,900,001—2,000,000	13	25,636,224.62	1.74
2,000,001—2,100,000	9	18,698,802.55	1.27
2,100,001—2,200,000	2	4,316,000.00	0.29
2,200,001—2,300,000	9	20,360,693.53	1.39
2,300,001—2,400,000	7	16,429,882.95	1.12
2,400,001—2,500,000	8	19,743,223.90	1.34
>= 2,500,001	35	96,141,782.86	6.54
Total	2,509	$1,469,791,314.21	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.751—1.000	338	$233,965,603.40	15.92%
1.001—1.250	756	474,305,662.00	32.27
1.251—1.500	358	197,204,297.14	13.42
1.501—1.750	106	59,432,574.00	4.04
1.751—2.000	133	79,857,486.72	5.43
2.001—2.250	179	69,491,234.00	4.73
2.251—2.500	169	71,761,368.00	4.88
2.501—2.750	126	89,485,734.58	6.09
2.751—3.000	73	33,545,560.43	2.28
3.001—3.250	15	4,336,618.00	0.30
3.251—3.500	19	6,305,614.66	0.43
3.501—3.750	33	24,288,827.74	1.65
3.751—4.000	16	12,703,461.10	0.86
4.001—4.250	3	898,453.50	0.06
4.251—4.500	2	677,653.86	0.05
4.501—4.750	1	498,692.59	0.03
6.501—6.750	1	111,244.72	0.01
6.751—7.000	3	1,205,974.70	0.08
7.001—7.250	10	9,833,860.43	0.67
7.251—7.500	22	17,210,045.88	1.17
7.501—7.750	29	22,471,904.12	1.53
7.751—8.000	34	19,194,818.21	1.31
8.001—8.250	20	11,904,967.83	0.81
8.251—8.500	19	8,883,874.90	0.60
8.501—8.750	23	11,368,941.38	0.77
8.751—9.000	16	7,397,796.04	0.50
9.001—9.250	5	1,449,044.28	0.10
Total	2,509	$1,469,791,314.21	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.501—1.750	2	$407,744.72	0.03%
1.751—2.000	14	7,068,724.04	0.48
2.001—2.250	40	33,293,697.26	2.27
2.251—2.500	172	126,299,141.23	8.59
2.501—2.750	378	250,888,146.40	17.07
2.751—3.000	461	287,535,432.47	19.56
3.001—3.250	479	292,317,851.14	19.89
3.251—3.500	373	200,668,966.45	13.65
3.501—3.750	319	152,668,456.44	10.39
3.751—4.000	271	118,643,154.06	8.07
Total	2,509	$1,469,791,314.21	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8.501—8.750	10	$4,788,964.72	0.33%
8.751—9.000	8	5,293,614.42	0.36
9.001—9.250	5	1,974,419.84	0.13
9.251—9.500	4	1,830,107.28	0.12
9.501—9.750	248	188,544,059.98	12.83
9.751—10.000	610	383,656,654.34	26.10
10.001—10.250	668	392,367,795.34	26.70
10.251—10.500	436	259,173,810.45	17.63
10.501—10.750	226	120,377,986.90	8.19
10.751—11.000	117	55,565,336.13	3.78
11.001—11.250	108	35,000,180.18	2.38
11.251—11.500	64	19,909,634.63	1.35
11.501—11.750	5	1,308,750.00	0.09
Total	2,509	$1,469,791,314.21	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	1	$220,000.00	0.01%
360	1,584	885,550,163.22	60.25
480	924	584,021,150.99	39.73
Total	2,509	$1,469,791,314.21	100.00%

NEG AM LIMIT (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
110	112	$80,038,834.29	5.45%
115	2,396	1,389,590,796.69	94.54
125	1	161,683.23	0.01
Total	2,509	$1,469,791,314.21	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
171—180	1	$220,000.00	0.01%
331—340	1	161,683.23	0.01
341—350	1	1,234,470.33	0.08
351—360	1,582	884,154,009.66	60.16
471—480	924	584,021,150.99	39.73
Total	2,509	$1,469,791,314.21	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	2,210	$1,260,529,953.21	85.76%
1—3	289	204,942,752.99	13.94
4—6	8	2,922,454.45	0.20
10—12	1	1,234,470.33	0.08
28—30	1	161,683.23	0.01
Total	2,509	$1,469,791,314.21	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	4	$875,393.50	0.06%
21—25	4	712,000.00	0.05
26—30	12	2,706,506.04	0.18
31—35	14	4,972,000.00	0.34
36—40	29	15,321,282.45	1.04
41—45	41	20,894,367.01	1.42
46—50	50	32,087,144.86	2.18
51—55	50	41,338,259.20	2.81
56—60	93	71,507,477.00	4.87
61—65	126	88,485,078.20	6.02
66—70	396	223,739,921.97	15.22
71—75	339	234,749,131.64	15.97
76—80	1,197	679,496,817.97	46.23
81—85	36	14,823,852.75	1.01
86—90	108	33,215,779.89	2.26
91—95	8	2,537,243.78	0.17
96—100	2	2,329,057.95	0.16
Total	2,509	$1,469,791,314.21	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	4	$875,393.50	0.06%
21—25	4	712,000.00	0.05
26—30	12	2,706,506.04	0.18
31—35	14	4,972,000.00	0.34
36—40	29	15,321,282.45	1.04
41—45	40	19,899,464.45	1.35
46—50	50	32,485,707.00	2.21
51—55	50	41,338,259.20	2.81
56—60	93	72,406,048.32	4.93
61—65	129	91,049,946.02	6.19
66—70	395	220,452,226.89	15.00
71—75	340	235,068,134.26	15.99
76—80	1,209	687,269,017.46	46.76
81—85	22	7,153,247.00	0.49
86—90	109	33,751,367.44	2.30
91—95	9	4,330,714.18	0.29
Total	2,509	$1,469,791,314.21	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
620—639	77	$40,207,575.42	2.74%
640—659	219	117,674,895.40	8.01
660—679	287	165,538,005.20	11.26
680—699	410	257,844,879.17	17.54
700—719	405	235,366,950.54	16.01
720—739	378	212,440,099.12	14.45
740—759	271	158,203,606.32	10.76
760—779	240	152,565,099.97	10.38
780—799	159	92,341,090.77	6.28
>= 800	63	37,609,112.30	2.56
Total	2,509	$1,469,791,314.21	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	149	$71,290,733.90	4.85%
EDE Reduced	11	5,409,643.28	0.37
SIVA	1,803	1,158,910,742.94	78.85
SISA	544	233,654,510.86	15.90
NINA	2	525,683.23	0.04
Total	2,509	$1,469,791,314.21	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	508	$158,181,168.74	10.76%
Owner Occupied	1,773	1,169,316,033.24	79.56
Second Home	228	142,294,112.23	9.68
Total	2,509	$1,469,791,314.21	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	114	$54,316,339.59	3.70%
Condo	346	151,467,521.08	10.31
Co-op	7	3,938,082.95	0.27
PUD	373	254,850,236.90	17.34
Single Family	1,669	1,005,219,133.69	68.39
Total	2,509	$1,469,791,314.21	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	711	$417,050,125.55	28.37%
Refi—Cash Out	1,124	646,455,315.34	43.98
Refi—No Cash Out	674	406,285,873.32	27.64
Total	2,509	$1,469,791,314.21	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	601	$430,798,699.03	29.31%
12	1,154	701,864,057.10	47.75
30	67	27,931,224.27	1.90
36	687	309,197,333.81	21.04
Total	2,509	$1,469,791,314.21	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AL	1	$356,000.00	0.02%
AR	1	320,397.10	0.02
AZ	76	32,719,350.10	2.23
CA	1,214	850,712,605.93	57.88
CO	26	12,149,044.00	0.83
CT	19	12,818,462.92	0.87
DC	9	3,978,261.33	0.27
DE	3	865,833.88	0.06
FL	320	154,714,706.70	10.53
GA	20	7,180,565.12	0.49
HI	10	9,288,589.48	0.63
IA	1	470,000.00	0.03
ID	4	3,097,408.42	0.21
IL	103	53,786,213.74	3.66
IN	5	889,970.00	0.06
MA	44	21,902,811.38	1.49
MD	36	17,964,675.15	1.22
ME	3	638,150.00	0.04
MI	27	12,365,905.15	0.84
MN	31	11,203,434.43	0.76
MO	9	3,059,594.84	0.21
MT	1	138,845.00	0.01
NC	15	8,072,550.00	0.55
ND	1	255,600.00	0.02
NH	6	1,635,266.00	0.11
NJ	61	28,989,531.85	1.97
NM	2	333,364.42	0.02
NV	31	18,122,010.00	1.23
NY	80	55,437,788.01	3.77
OH	12	2,805,233.23	0.19
OR	38	9,943,460.53	0.68
PA	24	13,471,138.56	0.92
RI	1	237,600.00	0.02
SC	9	2,330,407.78	0.16
SD	3	645,869.44	0.04
TN	1	720,000.00	0.05
TX	27	10,725,696.00	0.73
UT	46	15,468,159.63	1.05
VA	37	19,783,034.62	1.35
WA	136	66,211,472.61	4.50
WI	15	3,887,906.86	0.26
WV	1	94,400.00	0.01
Total	2,509	$1,469,791,314.21	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	1	$292,800.00	0.02%
15.00 or less	90	28,656,467.24	1.95
15.01—20.00	47	23,643,429.93	1.61
20.01—25.00	96	45,980,170.09	3.13
25.01—30.00	200	117,099,421.34	7.97
30.01—35.00	361	213,121,591.22	14.50
35.01—40.00	575	346,365,577.81	23.57
40.01—45.00	524	326,204,541.24	22.19
45.01—50.00	344	212,258,009.90	14.44
50.01—55.00	199	105,253,187.38	7.16
55.01—60.00	44	33,372,981.45	2.27
>= 60.01	28	17,543,136.61	1.19
Total	2,509	$1,469,791,314.21	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 39.68%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	1,468	$853,996,640.72	58.10%
60.00 or less	25	18,109,853.59	1.23
60.01—65.00	11	9,445,317.96	0.64
65.01—70.00	28	30,967,506.05	2.11
70.01—75.00	13	12,027,799.17	0.82
75.01—80.00	49	36,001,066.84	2.45
80.01—85.00	76	46,678,392.30	3.18
85.01—90.00	836	459,407,696.58	31.26
90.01—95.00	3	3,157,041.00	0.21
Total	2,509	$1,469,791,314.21	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien or data not compiled) was approximately 85.79%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.

WaMu Mortgage Pass-Through Certificates
Series 2007-OA6 Group 1
Mortgage Loans
Preliminary Collateral Information As of 06/01/07

			Minimum		Maximum	
TOTAL CURRENT BALANCE	$1,221,321,859					
TOTAL ORIGINAL BALANCE	$1,221,984,274					
NUMBER OF LOANS	2,107					
AVG CURRENT BALANCE	$579,650		$37,800		$2,990,000	
AVG ORIGINAL BALANCE	$579,964		$37,800		$2,990,000	
WAVG GROSS COUPON	2.05	%	1.00	%	9.03	%
WAVG GROSS MARGIN	3.01	%	1.60	%	4.00	%
WAVG MAX INT RATE	10.19	%	8.60	%	11.58	%
WAVG CURRENT LTV	73.11	%	10.29	%	98.28	%
WAVG FICO SCORE	714		620		817	
WAVG MONTHS TO ROLL	1	Month(s)	1	Month(s)	1	Month(s)
WAVG NEG AM LIMIT	115	%	110	%	125	%
WAVG PAYMENT CAP	7.50	%	7.50	%	7.50	%
WAVG RECAST	60	Month(s)	60	Month(s)	60	Month(s)
WAVG ORIGINAL TERM	406	Month(s)	180	Month(s)	480	Month(s)
WAVG REMAINING TERM	405	Month(s)	180	Month(s)	480	Month(s)
WAVG SEASONING	0	Month(s)	0	Month(s)	29	Month(s)
NZ WAVG PREPAY TERM	20	Month(s)	12	Month(s)	36	Month(s)
TOP STATE CONC	CA(55.68%),FL(11.36%),WA(4.53%)					
MAXIMUM CA ZIPCODE	1.00%					
FIRST PAY DATE			February 1,2005		July 1,2007	
RATE CHANGE DATE			July 1,2007		July 1,2007	
MATURITY DATE			June 1,2022		June 1,2047	

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Monthly MTA	2,107	$1,221,321,859.24	100.00%
Total	2,107	$1,221,321,859.24	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
MTA	2,107	$1,221,321,859.24	100.00%
Total	2,107	$1,221,321,859.24	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—100,000	56	$4,183,826.80	0.34%
100,001—200,000	281	44,700,875.83	3.66
200,001—300,000	364	91,109,610.34	7.46
300,001—400,000	301	105,651,278.98	8.65
400,001—500,000	256	115,357,351.46	9.45
500,001—600,000	197	107,185,473.86	8.78
600,001—700,000	116	74,854,674.72	6.13
700,001—800,000	83	62,356,711.15	5.11
800,001—900,000	58	49,530,955.27	4.06
900,001—1,000,000	120	117,600,911.34	9.63
1,000,001—1,100,000	25	26,196,207.72	2.14
1,100,001—1,200,000	36	41,794,254.64	3.42
1,200,001—1,300,000	35	43,961,120.33	3.60
1,300,001—1,400,000	31	42,393,629.98	3.47
1,400,001—1,500,000	28	40,961,289.23	3.35
1,500,001—1,600,000	15	23,314,292.31	1.91
1,600,001—1,700,000	13	21,772,176.82	1.78
1,700,001—1,800,000	11	19,342,785.70	1.58
1,800,001—1,900,000	13	24,122,628.95	1.98
1,900,001—2,000,000	9	17,680,867.53	1.45
2,000,001—2,100,000	7	14,558,802.55	1.19
2,100,001—2,200,000	2	4,316,000.00	0.35
2,200,001—2,300,000	9	20,360,693.53	1.67
2,300,001—2,400,000	6	14,109,882.95	1.16
2,400,001—2,500,000	8	19,743,223.90	1.62
>= 2,500,001	27	74,162,333.35	6.07
Total	2,107	$1,221,321,859.24	100.00%



WaMu Capital Corp.

A Washington Mutual, Inc. Company

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.751—1.000	291	$205,208,399.40	16.80%
1.001—1.250	614	381,060,813.00	31.20
1.251—1.500	285	156,093,402.01	12.78
1.501—1.750	95	52,365,814.00	4.29
1.751—2.000	117	72,434,268.00	5.93
2.001—2.250	169	65,887,624.00	5.39
2.251—2.500	152	63,127,648.00	5.17
2.501—2.750	99	63,199,942.64	5.17
2.751—3.000	61	30,080,016.04	2.46
3.001—3.250	14	3,946,918.00	0.32
3.251—3.500	17	5,425,661.61	0.44
3.501—3.750	26	18,028,609.70	1.48
3.751—4.000	12	12,386,399.58	1.01
4.001—4.250	2	733,949.68	0.06
4.251—4.500	1	184,161.33	0.02
6.501—6.750	1	111,244.72	0.01
6.751—7.000	1	309,261.25	0.03
7.001—7.250	7	8,832,064.06	0.72
7.251—7.500	16	12,448,804.77	1.02
7.501—7.750	19	15,155,339.78	1.24
7.751—8.000	28	14,568,489.13	1.19
8.001—8.250	17	10,633,371.94	0.87
8.251—8.500	19	8,883,874.90	0.73
8.501—8.750	23	11,368,941.38	0.93
8.751—9.000	16	7,397,796.04	0.61
9.001—9.250	5	1,449,044.28	0.12
Total	2,107	$1,221,321,859.24	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.501—1.750	2	$407,744.72	0.03%
1.751—2.000	14	7,068,724.04	0.58
2.001—2.250	40	33,293,697.26	2.73
2.251—2.500	170	123,974,141.23	10.15
2.501—2.750	358	235,280,339.51	19.26
2.751—3.000	402	245,729,670.78	20.12
3.001—3.250	397	239,136,334.74	19.58
3.251—3.500	267	137,424,968.24	11.25
3.501—3.750	236	107,119,203.72	8.77
3.751—4.000	221	91,887,035.00	7.52
Total	2,107	$1,221,321,859.24	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8.501—8.750	9	$3,948,964.72	0.32%
8.751—9.000	5	3,597,864.42	0.29
9.001—9.250	3	1,350,119.84	0.11
9.251—9.500	3	1,494,107.28	0.12
9.501—9.750	198	148,177,303.35	12.13
9.751—10.000	485	300,114,165.56	24.57
10.001—10.250	540	318,124,457.09	26.05
10.251—10.500	379	230,224,416.74	18.85
10.501—10.750	205	110,810,025.79	9.07
10.751—11.000	104	47,651,569.64	3.90
11.001—11.250	107	34,610,480.18	2.83
11.251—11.500	64	19,909,634.63	1.63
11.501—11.750	5	1,308,750.00	0.11
Total	2,107	$1,221,321,859.24	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	1	$220,000.00	0.02%
360	1,359	755,531,292.43	61.86
480	747	465,570,566.81	38.12
Total	2,107	$1,221,321,859.24	100.00%

NEG AM LIMIT (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
110	102	$68,599,250.68	5.62%
115	2,004	1,152,560,925.33	94.37
125	1	161,683.23	0.01
Total	2,107	$1,221,321,859.24	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
171—180	1	$220,000.00	0.02%
331—340	1	161,683.23	0.01
341—350	1	1,234,470.33	0.10
351—360	1,357	754,135,138.87	61.75
471—480	747	465,570,566.81	38.12
Total	2,107	$1,221,321,859.24	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	1,876	$1,060,967,396.36	86.87%
1—3	222	156,334,060.05	12.80
4—6	7	2,624,249.27	0.21
10—12	1	1,234,470.33	0.10
28—30	1	161,683.23	0.01
Total	2,107	$1,221,321,859.24	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	4	$875,393.50	0.07%
21—25	4	712,000.00	0.06
26—30	8	2,064,679.00	0.17
31—35	10	3,694,000.00	0.30
36—40	22	12,916,384.68	1.06
41—45	32	16,155,402.93	1.32
46—50	37	23,315,296.17	1.91
51—55	36	29,242,728.70	2.39
56—60	66	51,549,463.89	4.22
61—65	99	67,842,851.58	5.55
66—70	333	189,217,895.21	15.49
71—75	276	188,917,537.92	15.47
76—80	1,045	589,245,007.19	48.25
81—85	32	12,771,477.22	1.05
86—90	94	28,063,689.52	2.30
91—95	7	2,408,993.78	0.20
96—100	2	2,329,057.95	0.19
Total	2,107	$1,221,321,859.24	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	4	$875,393.50	0.07%
21—25	4	712,000.00	0.06
26—30	8	2,064,679.00	0.17
31—35	10	3,694,000.00	0.30
36—40	22	12,916,384.68	1.06
41—45	32	16,155,402.93	1.32
46—50	37	23,315,296.17	1.91
51—55	36	29,242,728.70	2.39
56—60	65	50,794,798.49	4.16
61—65	102	71,464,615.70	5.85
66—70	332	185,930,200.13	15.22
71—75	278	190,166,123.88	15.57
76—80	1,054	594,874,594.81	48.71
81—85	20	6,313,900.00	0.52
86—90	95	28,599,277.07	2.34
91—95	8	4,202,464.18	0.34
Total	2,107	$1,221,321,859.24	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
620—639	67	$32,133,375.77	2.63%
640—659	190	103,598,855.86	8.48
660—679	259	148,870,216.33	12.19
680—699	339	210,413,081.41	17.23
700—719	344	202,584,283.39	16.59
720—739	319	174,399,028.15	14.28
740—759	216	124,717,351.23	10.21
760—779	194	123,892,657.32	10.14
780—799	132	75,691,787.70	6.20
>= 800	47	25,021,222.08	2.05
Total	2,107	$1,221,321,859.24	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	134	$59,390,605.28	4.86%
EDE Reduced	8	3,746,943.28	0.31
SIVA	1,512	963,547,106.91	78.89
SISA	451	194,111,520.54	15.89
NINA	2	525,683.23	0.04
Total	2,107	$1,221,321,859.24	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	441	$135,246,568.74	11.07%
Owner Occupied	1,472	968,847,556.81	79.33
Second Home	194	117,227,733.69	9.60
Total	2,107	$1,221,321,859.24	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	94	$42,468,179.08	3.48%
Condo	288	125,719,697.48	10.29
Co-op	6	3,765,282.95	0.31
PUD	318	218,622,027.99	17.90
Single Family	1,401	830,746,671.74	68.02
Total	2,107	$1,221,321,859.24	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	619	$361,292,224.49	29.58%
Refi—Cash Out	926	525,909,975.08	43.06
Refi—No Cash Out	562	334,119,659.67	27.36
Total	2,107	$1,221,321,859.24	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	495	$347,944,642.22	28.49%
12	926	564,956,369.36	46.26
30	53	22,342,693.25	1.83
36	633	286,078,154.41	23.42
Total	2,107	$1,221,321,859.24	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AL	1	$356,000.00	0.03%
AR	1	320,397.10	0.03
AZ	62	24,858,894.92	2.04
CA	964	680,028,586.55	55.68
CO	25	11,361,544.00	0.93
CT	17	9,629,156.00	0.79
DC	5	2,239,161.33	0.18
DE	3	865,833.88	0.07
FL	288	138,792,139.66	11.36
GA	20	7,180,565.12	0.59
HI	10	9,288,589.48	0.76
ID	4	3,097,408.42	0.25
IL	87	45,120,465.77	3.69
IN	5	889,970.00	0.07
MA	32	16,058,484.78	1.31
MD	30	14,259,476.53	1.17
ME	3	638,150.00	0.05
MI	25	11,969,905.15	0.98
MN	27	9,741,534.43	0.80
MO	8	2,324,094.84	0.19
MT	1	138,845.00	0.01
NC	12	6,957,350.00	0.57
ND	1	255,600.00	0.02
NH	3	741,566.00	0.06
NJ	52	25,605,395.82	2.10
NM	2	333,364.42	0.03
NV	26	16,951,060.00	1.39
NY	76	52,560,531.29	4.30
OH	12	2,805,233.23	0.23
OR	32	8,753,999.01	0.72
PA	21	12,628,590.00	1.03
RI	1	237,600.00	0.02
SC	9	2,330,407.78	0.19
SD	3	645,869.44	0.05
TN	1	720,000.00	0.06
TX	27	10,725,696.00	0.88
UT	46	15,468,159.63	1.27
VA	35	16,283,034.62	1.33
WA	120	55,332,716.70	4.53
WI	9	2,732,082.34	0.22
WV	1	94,400.00	0.01
Total	2,107	$1,221,321,859.24	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	1	$292,800.00	0.02%
15.00 or less	78	25,449,096.85	2.08
15.01—20.00	43	22,199,229.93	1.82
20.01—25.00	77	35,679,412.74	2.92
25.01—30.00	169	89,296,021.67	7.31
30.01—35.00	298	172,168,512.28	14.10
35.01—40.00	490	298,426,895.14	24.43
40.01—45.00	437	275,561,470.37	22.56
45.01—50.00	289	182,249,745.68	14.92
50.01—55.00	159	77,653,715.44	6.36
55.01—60.00	39	27,581,822.53	2.26
>= 60.01	27	14,763,136.61	1.21
Total	2,107	$1,221,321,859.24	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 39.66%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	1,242	$722,282,954.17	59.14%
60.00 or less	20	13,738,853.59	1.12
60.01—65.00	8	8,630,259.27	0.71
65.01—70.00	17	18,260,055.68	1.50
70.01—75.00	9	7,101,292.19	0.58
75.01—80.00	38	25,394,066.84	2.08
80.01—85.00	59	37,238,323.63	3.05
85.01—90.00	711	385,519,012.87	31.57
90.01—95.00	3	3,157,041.00	0.26
Total	2,107	$1,221,321,859.24	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien or data not compiled) was approximately 86.29%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.

WaMu Mortgage Pass-Through Certificates
Series 2007-OA6 Group 2
Mortgage Loans
Preliminary Collateral Information As of 06/01/07

		Minimum	Maximum
TOTAL CURRENT BALANCE	$248,469,455		
TOTAL ORIGINAL BALANCE	$248,853,204		
NUMBER OF LOANS	402		
AVG CURRENT BALANCE	$618,083	$73,349	$2,945,000
AVG ORIGINAL BALANCE	$619,038	$73,500	$2,945,000
WAVG GROSS COUPON	2.05 %	1.00 %	8.12 %
WAVG GROSS MARGIN	3.31 %	2.50 %	4.00 %
WAVG MAX INT RATE	10.05 %	8.70 %	11.05 %
WAVG CURRENT LTV	70.24 %	26.09 %	95.00 %
WAVG FICO SCORE	723	620	817
WAVG MONTHS TO ROLL	1 Month(s)	1 Month(s)	1 Month(s)
WAVG NEG AM LIMIT	115 %	110 %	115 %
WAVG PAYMENT CAP	7.50 %	7.50 %	7.50 %
WAVG RECAST	60 Month(s)	60 Month(s)	60 Month(s)
WAVG ORIGINAL TERM	417 Month(s)	360 Month(s)	480 Month(s)
WAVG REMAINING TERM	417 Month(s)	357 Month(s)	480 Month(s)
WAVG SEASONING	0 Month(s)	0 Month(s)	6 Month(s)
NZ WAVG PREPAY TERM	16 Month(s)	12 Month(s)	36 Month(s)
TOP STATE CONC	CA(68.69%),FL(6.41%),WA(4.38%)		
MAXIMUM CA ZIPCODE	1.48%		
FIRST PAY DATE		January 1,2007	July 1,2007
RATE CHANGE DATE		July 1,2007	July 1,2007
MATURITY DATE		March 1,2037	June 1,2047

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Monthly COFI	402	$248,469,454.97	100.00%
Total	402	$248,469,454.97	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
COFI	402	$248,469,454.97	100.00%
Total	402	$248,469,454.97	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—100,000	5	$390,410.51	0.16%
100,001—200,000	35	5,832,465.07	2.35
200,001—300,000	72	18,492,097.78	7.44
300,001—400,000	64	22,373,121.17	9.00
400,001—500,000	51	23,104,816.65	9.30
500,001—600,000	34	18,747,865.38	7.55
600,001—700,000	22	14,423,445.52	5.80
700,001—800,000	27	20,276,404.85	8.16
800,001—900,000	11	9,305,126.24	3.74
900,001—1,000,000	27	26,314,742.03	10.59
1,000,001—1,100,000	7	7,351,675.28	2.96
1,100,001—1,200,000	8	9,315,068.96	3.75
1,200,001—1,300,000	4	4,962,447.80	2.00
1,300,001—1,400,000	5	6,805,927.54	2.74
1,400,001—1,500,000	6	8,934,991.77	3.60
1,500,001—1,600,000	1	1,600,000.00	0.64
1,600,001—1,700,000	3	4,919,041.82	1.98
1,700,001—1,800,000	5	8,925,000.00	3.59
1,900,001—2,000,000	4	7,955,357.09	3.20
2,000,001—2,100,000	2	4,140,000.00	1.67
2,300,001—2,400,000	1	2,320,000.00	0.93
>= 2,500,001	8	21,979,449.51	8.85
Total	402	$248,469,454.97	100.00%

WaMu Capital Corp.

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.751—1.000	47	$28,757,204.00	11.57%
1.001—1.250	142	93,244,849.00	37.53
1.251—1.500	73	41,110,895.13	16.55
1.501—1.750	11	7,066,760.00	2.84
1.751—2.000	16	7,423,218.72	2.99
2.001—2.250	10	3,603,610.00	1.45
2.251—2.500	17	8,633,720.00	3.47
2.501—2.750	27	26,285,791.94	10.58
2.751—3.000	12	3,465,544.39	1.39
3.001—3.250	1	389,700.00	0.16
3.251—3.500	2	879,953.05	0.35
3.501—3.750	7	6,260,218.04	2.52
3.751—4.000	4	317,061.52	0.13
4.001—4.250	1	164,503.82	0.07
4.251—4.500	1	493,492.53	0.20
4.501—4.750	1	498,692.59	0.20
6.751—7.000	2	896,713.45	0.36
7.001—7.250	3	1,001,796.37	0.40
7.251—7.500	6	4,761,241.11	1.92
7.501—7.750	10	7,316,564.34	2.94
7.751—8.000	6	4,626,329.08	1.86
8.001—8.250	3	1,271,595.89	0.51
Total	402	$248,469,454.97	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.251—2.500	2	$2,325,000.00	0.94%
2.501—2.750	20	15,607,806.89	6.28
2.751—3.000	59	41,805,761.69	16.83
3.001—3.250	82	53,181,516.40	21.40
3.251—3.500	106	63,243,998.21	25.45
3.501—3.750	83	45,549,252.72	18.33
3.751—4.000	50	26,756,119.06	10.77
Total	402	$248,469,454.97	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8.501—8.750	1	$840,000.00	0.34%
8.751—9.000	3	1,695,750.00	0.68
9.001—9.250	2	624,300.00	0.25
9.251—9.500	1	336,000.00	0.14
9.501—9.750	50	40,366,756.63	16.25
9.751—10.000	125	83,542,488.78	33.62
10.001—10.250	128	74,243,338.25	29.88
10.251—10.500	57	28,949,393.71	11.65
10.501—10.750	21	9,567,961.11	3.85
10.751—11.000	13	7,913,766.49	3.19
11.001—11.250	1	389,700.00	0.16
Total	402	$248,469,454.97	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	225	$130,018,870.79	52.33%
480	177	118,450,584.18	47.67
Total	402	$248,469,454.97	100.00%

NEG AM LIMIT (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
110	10	$11,439,583.61	4.60%
115	392	237,029,871.36	95.40
Total	402	$248,469,454.97	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351—360	225	$130,018,870.79	52.33%
471—480	177	118,450,584.18	47.67
Total	402	$248,469,454.97	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	334	$199,562,556.85	80.32%
1—3	67	48,608,692.94	19.56
4—6	1	298,205.18	0.12
Total	402	$248,469,454.97	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
26—30	4	$641,827.04	0.26%
31—35	4	1,278,000.00	0.51
36—40	7	2,404,897.77	0.97
41—45	9	4,738,964.08	1.91
46—50	13	8,771,848.69	3.53
51—55	14	12,095,530.50	4.87
56—60	27	19,958,013.11	8.03
61—65	27	20,642,226.62	8.31
66—70	63	34,522,026.76	13.89
71—75	63	45,831,593.72	18.45
76—80	152	90,251,810.78	36.32
81—85	4	2,052,375.53	0.83
86—90	14	5,152,090.37	2.07
91—95	1	128,250.00	0.05
Total	402	$248,469,454.97	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
26—30	4	$641,827.04	0.26%
31—35	4	1,278,000.00	0.51
36—40	7	2,404,897.77	0.97
41—45	8	3,744,061.52	1.51
46—50	13	9,170,410.83	3.69
51—55	14	12,095,530.50	4.87
56—60	28	21,611,249.83	8.70
61—65	27	19,585,330.32	7.88
66—70	63	34,522,026.76	13.89
71—75	62	44,902,010.38	18.07
76—80	155	92,394,422.65	37.19
81—85	2	839,347.00	0.34
86—90	14	5,152,090.37	2.07
91—95	1	128,250.00	0.05
Total	402	$248,469,454.97	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
620—639	10	$8,074,199.65	3.25%
640—659	29	14,076,039.54	5.67
660—679	28	16,667,788.87	6.71
680—699	71	47,431,797.76	19.09
700—719	61	32,782,667.15	13.19
720—739	59	38,041,070.97	15.31
740—759	55	33,486,255.09	13.48
760—779	46	28,672,442.65	11.54
780—799	27	16,649,303.07	6.70
>= 800	16	12,587,890.22	5.07
Total	402	$248,469,454.97	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	15	$11,900,128.62	4.79%
EDE Reduced	3	1,662,700.00	0.67
SIVA	291	195,363,636.03	78.63
SISA	93	39,542,990.32	15.91
Total	402	$248,469,454.97	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	67	$22,934,600.00	9.23%
Owner Occupied	301	200,468,476.43	80.68
Second Home	34	25,066,378.54	10.09
Total	402	$248,469,454.97	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	20	$11,848,160.51	4.77%
Condo	58	25,747,823.60	10.36
Co-op	1	172,800.00	0.07
PUD	55	36,228,208.91	14.58
Single Family	268	174,472,461.95	70.22
Total	402	$248,469,454.97	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	92	$55,757,901.06	22.44%
Refi—Cash Out	198	120,545,340.26	48.52
Refi—No Cash Out	112	72,166,213.65	29.04
Total	402	$248,469,454.97	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	106	$82,854,056.81	33.35%
12	228	136,907,687.74	55.10
30	14	5,588,531.02	2.25
36	54	23,119,179.40	9.30
Total	402	$248,469,454.97	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	14	$7,860,455.18	3.16%
CA	250	170,684,019.38	68.69
CO	1	787,500.00	0.32
CT	2	3,189,306.92	1.28
DC	4	1,739,100.00	0.70
FL	32	15,922,567.04	6.41
IA	1	470,000.00	0.19
IL	16	8,665,747.97	3.49
MA	12	5,844,326.60	2.35
MD	6	3,705,198.62	1.49
MI	2	396,000.00	0.16
MN	4	1,461,900.00	0.59
MO	1	735,500.00	0.30
NC	3	1,115,200.00	0.45
NH	3	893,700.00	0.36
NJ	9	3,384,136.03	1.36
NV	5	1,170,950.00	0.47
NY	4	2,877,256.72	1.16
OR	6	1,189,461.52	0.48
PA	3	842,548.56	0.34
VA	2	3,500,000.00	1.41
WA	16	10,878,755.91	4.38
WI	6	1,155,824.52	0.47
Total	402	$248,469,454.97	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
15.00 or less	12	$3,207,370.39	1.29%
15.01—20.00	4	1,444,200.00	0.58
20.01—25.00	19	10,300,757.35	4.15
25.01—30.00	31	27,803,399.67	11.19
30.01—35.00	63	40,953,078.94	16.48
35.01—40.00	85	47,938,682.67	19.29
40.01—45.00	87	50,643,070.87	20.38
45.01—50.00	55	30,008,264.22	12.08
50.01—55.00	40	27,599,471.94	11.11
55.01—60.00	5	5,791,158.92	2.33
>= 60.01	1	2,780,000.00	1.12
Total	402	$248,469,454.97	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 39.79%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	226	$131,713,686.55	53.01%
60.00 or less	5	4,371,000.00	1.76
60.01—65.00	3	815,058.69	0.33
65.01—70.00	11	12,707,450.37	5.11
70.01—75.00	4	4,926,506.98	1.98
75.01—80.00	11	10,607,000.00	4.27
80.01—85.00	17	9,440,068.67	3.80
85.01—90.00	125	73,888,683.71	29.74
Total	402	$248,469,454.97	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien or data not compiled) was approximately 83.66%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.